SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

June 30, 2019

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with the accounting practices adopted in Brazil)

Company data

Capital Composition	3

Individual financial statements

Balance sheet - Assets	4
Balance sheet - Liabilities	5
Statement of income	6
Statement of comprehensive income (loss)	7
Statement of cash flow	8

Statements of changes in equity

01/01/2019 to 06/30/2019	9
01/01/2018 to 06/30/2018	10
Statement of value added	11

Consolidated financial statements

Balance sheet - Assets	12
Balance sheet - Liabilities	13
Statement of income	14
Statement of comprehensive income (loss)	15
Statement of cash flow	16

Statements of changes in equity

01/01/2019 to 06/30/2019	17
01/01/2018 to 06/30/2018	18
Statement of value added	19
Comments on performance	20
Notes to the quarterly information	37
Other information deemed relevant by the Company	71

Reports and statements

Report on review of interim financial information	74
Management statement of interim financial information	78
Management statement on the report on review of interim financial information	79

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	06/30/2019
Paid-in Capital
Common	71,032
Preferred	-
Total	71,032
Treasury shares
Common	3,332
Preferred	-
Total	3,332

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 06/30/2019	PRIOR YEAR 12/31/2018
1	Total assets	3,121,802	3,219,767
1.01	Current assets	1,301,299	1,367,727
1.01.01	Cash and cash equivalents	6,245	29,180
1.01.01.01	Cash and banks	6,245	8,282
1.01.01.03	Cash equivalents	0	20,898
1.01.02	Short-term investments	170,305	102,827
1.01.02.01	Fair value of short-term investments	170,305	102,827
1.01.03	Accounts receivable	376,323	391,557
1.01.03.01	Trade accounts receivable	376,323	391,557
1.01.03.01.01	Receivables from clients of developments	363,247	376,211
1.01.03.01.02	Receivables from clients of construction and services rendered	13,076	15,346
1.01.04	Inventory	620,381	705,123
1.01.04.01	Properties for sale	620,381	705,123
1.01.07	Prepaid expenses	1,849	2,183
1.01.07.01	Prepaid expenses and others	1,849	2,183
1.01.08	Other current assets	126,196	136,857
1.01.08.01	Non-current assets held for sale	35,376	74,842
1.01.08.03	Other	90,820	62,015
1.01.08.03.01	Other assets	64,877	35,396
1.01.08.03.03	Receivables from related parties	25,943	26,619
1.02	Non-current assets	1,820,503	1,852,040
1.02.01	Non-current assets	401,249	416,241
1.02.01.04	Accounts receivable	104,813	155,421
1.02.01.04.01	Receivables from clients of developments	104,813	155,421
1.02.01.05	Inventory	173,024	139,804
1.02.01.05.01	Properties for sale	173,024	139,804
1.02.01.10	Others non current assets	123,412	121,016
1.02.01.10.03	Other assets	92,685	92,607
1.02.01.10.04	Receivables from related parties	30,727	28,409
1.02.02	Investments	1,392,759	1,407,516
1.02.02.01	Investments	1,392,759	1,407,516
1.02.03	Property and equipment	17,435	17,284
1.02.03.01	Operating property and equipment	17,435	17,284
1.02.04	Intangible assets	9,060	10,999
1.02.04.01	Intangible assets	9,060	10,999

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 06/30/2019	PRIOR YEAR 12/31/2018
2	Total liabilities	3,121,802	3,219,767
2.01	Current liabilities	1,979,331	1,819,565
2.01.01	Social and labor obligations	5,187	6,128
2.01.01.02	Labor obligations	5,187	6,128
2.01.02	Suppliers	152,144	116,948
2.01.03	Tax obligations	49,894	45,667
2.01.03.01	Federal tax obligations	49,894	45,667
2.01.04	Loans and financing	481,140	315,702
2.01.04.01	Loans and financing	310,185	252,919
2.01.04.01.01	Loans and financing in local currency	310,185	252,919
2.01.04.02	Debentures	170,955	62,783
2.01.05	Other obligations	1,114,628	1,196,919
2.01.05.01	Payables to related parties	925,762	939,603
2.01.05.02	Other	188,866	257,316
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	67,727	82,264
2.01.05.02.06	Other payables	102,633	156,498
2.01.05.02.07	Obligations assumed on the assignment of receivables	18,506	18,554
2.01.06	Provisions	176,338	138,201
2.01.06.01	Tax, labor and civil lawsuits	176,338	138,201
2.01.06.01.01	Tax lawsuits	581	637
2.01.06.01.02	Labor lawsuits	17,993	20,729
2.01.06.01.04	Civil lawsuits	157,764	116,835
2.02	Non-current liabilities	568,917	908,885
2.02.01	Loans and financing	247,890	510,563
2.02.01.01	Loans and financing	173,759	307,680
2.02.01.01.01	Loans and financing in local currency	173,759	307,680
2.02.01.02	Debentures	74,131	202,883
2.02.02	Other liabilities	155,439	196,087
2.02.02.02	Other	155,439	196,087
2.02.02.02.03	Obligations related to purchase of properties and advances from customers	116,413	151,835
2.02.02.02.04	Other liabilities	14,315	18,162
2.02.02.02.06	Obligations assumed on the assignment of receivables	24,711	26,090
2.02.03	Deferred taxes	49,372	49,372
2.02.03.01	Deferred income tax and social contribution	49,372	49,372
2.02.04	Provisions	116,216	152,863
2.02.04.01	Tax, labor and civil lawsuits	116,216	152,863
2.02.04.01.01	Tax lawsuits	1,313	-
2.02.04.01.02	Tax and labor lawsuits	37,585	34,404
2.02.04.01.04	Civil lawsuits	77,318	118,459
2.03	Equity	573,554	491,317
2.03.01	Capital	2,653,584	2,521,319
2.03.02	Capital reserves	289,011	278,401
2.03.02.05	Treasury shares	(48,633)	(58,950)
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting of stock options	87,045	86,752
2.03.05	Retained earnings/accumulated losses	(2,369,041)	(2,308,403)

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 04/01/2019 to 06/30/2019	YEAR TO DATE 01/01/2019 to 06/30/2019	SAME QUARTER OF PREVIOUS YEAR 04/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
3.01	Gross sales and/or services	85,641	166,336	229,274	452,901
3.01.01	Revenue from real estate development	93,320	181,447	253,591	497,680
3.01.03	Taxes on real estate sales and services	(7,679)	(15,111)	(24,317)	(44,779)
3.02	Cost of sales and/or services	(50,014)	(121,605)	(157,010)	(348,372)
3.02.01	Cost of real estate development	(50,014)	(121,605)	(157,010)	(348,372)
3.03	Gross profit	35,627	44,731	72,264	104,529
3.04	Operating expenses/income	(35,667)	(79,406)	(77,133)	(142,696)
3.04.01	Selling expenses	(2,569)	(7,952)	(23,950)	(44,862)
3.04.02	General and administrative expenses	(9,041)	(15,083)	(16,139)	(30,878)
3.04.05	Other operating expenses	(27,198)	(53,207)	(18,207)	(34,270)
3.04.05.01	Depreciation and amortization	(3,775)	(7,777)	(4,825)	(8,428)
3.04.05.02	Other operating expenses	(23,423)	(45,430)	(13,382)	(25,842)
3.04.06	Income from equity method investments	3,141	(3,164)	(18,837)	(32,686)
3.05	Income (loss) before financial results and income taxes	(40)	(34,675)	(4,869)	(38,167)
3.06	Financial	(12,684)	(24,403)	(20,088)	(40,308)
3.06.01	Financial income	5,193	8,384	3,703	8,932
3.06.02	Financial expenses	(17,877)	(32,787)	(23,791)	(49,240)
3.07	Income before income taxes	(12,724)	(59,078)	(24,957)	(78,475)
3.09	Income (loss) from continuing operations	(12,724)	(59,078)	(24,957)	(78,475)
3.11	Income (loss) for the period	(12,724)	(59,078)	(24,957)	(78,475)
3.99	Earnings per share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	(0.28631)	(1.32933)	(0.65790)	(2.06866)
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	(0.28631)	(1.32933)	(0.65790)	(2.06866)

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 04/01/2019 to 06/30/2019	YEAR TO DATE 01/01/2019 to 06/30/2019	SAME QUARTER OF PREVIOUS YEAR 04/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
4.01	Income (loss) for the period	(12,724)	(59,078)	(24,957)	(78,475)
4.03	Comprehensive income (loss) for the period	(12,724)	(59,078)	(24,957)	(78,475)

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOW - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 06/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
6.01	Net cash from operating activities	(35,177)	(69,597)
6.01.01	Cash generated from operations	(47,602)	(12,192)
6.01.01.01	Income (loss) before income and social contribution taxes	(59,078)	(78,475)
6.01.01.02	Income from equity method investments	3,164	62,036
6.01.01.03	Stock option expenses	(2,872)	1,278
6.01.01.04	Unrealized interest and finance charges, net	486	3,965
6.01.01.05	Financial instruments	0	(20)
6.01.01.06	Depreciation and amortization	7,777	8,428
6.01.01.07	Provision for legal claims	45,378	27,523
6.01.01.08	Provision for profit sharing	500	2,504
6.01.01.09	Warranty provision	(1,782)	(3,293)
6.01.01.11	Allowance for doubtful accounts	(11,774)	(11,363)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(28,220)	(25,237)
6.01.01.13	Provision for penalties due to delay in construction works	(1,181)	0
6.01.01.15	Inventory write-off	0	462
6.01.02	Variations in assets and liabilities	12,425	(57,405)
6.01.02.01	Trade accounts receivable	76,187	(114,909)
6.01.02.02	Properties for sale	119,208	147,451
6.01.02.03	Other accounts receivable	(24,715)	(16,701)
6.01.02.04	Prepaid expenses	334	1,397
6.01.02.05	Obligations related to purchases of properties and advances from customers	(49,957)	(9,856)
6.01.02.06	Taxes and contributions	4,227	10,297
6.01.02.07	Suppliers	32,324	(7,139)
6.01.02.08	Salaries and charges payable	(1,441)	270
6.01.02.09	Transactions with related parties	11,107	(25,089)
6.01.02.10	Other obligations	(154,849)	(43,126)
6.02	Net cash from investment activities	(73,467)	(96,615)
6.02.01	Purchases of property and equipment and intangible assets	(5,989)	(8,081)
6.02.02	Increase in investments	0	(2,280)
6.02.03	Redemption of short-term investments	36,902	630,548
6.02.04	Purchase of short-term investments	(104,380)	(716,802)
6.03	Net cash from financing activities	85,709	(162,516)
6.03.01	Capital increase	132,265	167
6.03.02	Increase in loans, financing and debentures	45,232	179,854
6.03.03	Payment of loans, financing and debentures	(142,952)	(267,949)
6.03.06	Loan transactions with related parties	(9,358)	(155)
6.03.08	Disposal of treasury shares	148	0
6.03.10	Transactions related to the treasury shares repurchase program, net	60,374	0
6.03.12	Subscription and payment of common shares	0	250,599
6.05	Net increase (decrease) of cash and cash equivalents	(22,935)	(3,696)
6.05.01	Cash and cash equivalents at the beginning of the period	29,180	7,461
6.05.02	Cash and cash equivalents at the end of the period	6,245	3,765

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2019 TO 06/30/2019 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,319	278,401	-	(2,308,403)	-	491,317
5.03	Opening adjusted balance	2,521,319	278,401	-	(2,308,403)	-	491,317
5.04	Capital transactions with shareholders	132,265	10,610	-	(1,560)	-	141,315
5.04.01	Capital increase	132,265	-	-	-	-	132,265
5.04.03	Stock option plan	-	294	-	-	-	294
5.04.05	Treasury shares sold	-	141	-	7	-	148
5.04.08	Treasury shares cancelled	-	5,747	-	(5,747)	-	0
5.04.09	Treasury shares reissued	-	(20,671)	-	20,671	-	-
5.04.10	Share repurchase program	-	25,099	-	(16,491)	-	8,608
5.05	Total of comprehensive income (loss)	-	-	-	(59,078)	-	(59,078)
5.05.01	Net income (loss) for the period	-	-	-	(59,078)	-	(59,078)
5.07	Closing balance	2,653,584	289,011	-	(2,369,041)	-	573,554

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 06/30/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,152	56,359	-	(1,866,289)	-	711,222
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,866,289)	-	711,222
5.04	Capital transactions with shareholders	167	252,537	-	(160)	-	252,544
5.04.01	Capital increase	167	250,599	-	-	-	250,766
5.04.03	Stock option plan	-	1,777	-	-	-	1,777
5.04.05	Treasury shares sold	-	161	-	(160)	-	1
5.05	Total comprehensive income (loss)	-	-	-	(78,475)	-	(78,475)
5.05.01	Net income (loss) for the period	-	-	-	(78,475)	-	(78,475)
5.07	Closing balance	2,521,319	308,896	-	(1,944,924)	-	885,291

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 06/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
7.01	Revenue	181,447	497,680
7.01.01	Real estate development, sales and services	169,673	486,317
7.01.04	Allowance for doubtful accounts	11,774	11,363
7.02	Inputs acquired from third parties	(151,623)	(318,333)
7.02.01	Cost of sales and/or service	(104,376)	(259,438)
7.02.02	Materials, energy, outsourced labor and other	(47,247)	(58,895)
7.03	Gross value added	29,824	179,347
7.04	Retentions	(7,777)	(8,428)
7.04.01	Depreciation and amortization	(7,777)	(8,428)
7.05	Net value added produced by the Company	22,047	170,919
7.06	Added value received through transfer	5,220	(53,104)
7.06.01	Income from equity method investments	(3,164)	(62,036)
7.06.02	Financial income	8,384	8,932
7.07	Total value added to be distributed	27,267	117,815
7.08	Value added distribution	27,267	117,815
7.08.01	Personnel and payroll charges	14,985	33,766
7.08.01.01	Direct remuneration	14,985	33,766
7.08.02	Taxes and contributions	18,854	51,389
7.08.02.01	Federal	18,854	51,389
7.08.03	Compensation – Interest	52,506	111,135
7.08.03.01	Interest	50,016	108,824
7.08.03.02	Rent	2,490	2,311
7.08.04	Compensation – Company capital	(59,078)	(78,475)
7.08.04.03	Net income (retained losses)	(59,078)	(78,475)

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 06/30/2019	PRIOR YEAR 12/31/2018
1	Total assets	2,407,422	2,526,280
1.01	Current assets	1,614,225	1,683,371
1.01.01	Cash and cash equivalents	11,373	32,304
1.01.01.01	Cash and banks	11,373	11,406
1.01.01.03	Cash equivalents	0	20,898
1.01.02	Short-term investments	171,444	104,856
1.01.02.01	Fair value of short-term investments	171,444	104,856
1.01.03	Accounts receivable	449,356	467,992
1.01.03.01	Trade accounts receivable	449,356	467,992
1.01.03.01.01	Receivables from clients of developments	426,373	442,877
1.01.03.01.02	Receivables from clients of construction and services rendered	22,983	25,115
1.01.04	Inventory	807,992	890,460
1.01.04.01	Properties for sale	807,992	890,460
1.01.07	Prepaid expenses	2,318	2,668
1.01.07.01	Prepaid expenses and other	2,318	2,668
1.01.08	Other current assets	171,742	185,091
1.01.08.01	Non-current assets for sale	38,681	78,148
1.01.08.03	Other	133,061	106,943
1.01.08.03.01	Other accounts receivable and other	71,397	42,283
1.01.08.03.03	Receivables from related parties	61,664	64,660
1.02	Non-current assets	793,297	842,909
1.02.01	Non-current assets	461,156	496,561
1.02.01.04	Accounts receivable	116,835	174,017
1.02.01.04.01	Receivables from clients of developments	116,835	174,017
1.02.01.05	Inventory	218,616	198,941
1.02.01.05.01	Properties for sale	218,616	198,941
1.02.01.10	Other non-current assets	125,705	123,603
1.02.01.10.03	Other assets	94,978	95,194
1.02.01.10.04	Receivables from related parties	30,727	28,409
1.02.02	Investments	302,797	314,505
1.02.02.01	Interest in associates and affiliates	302,797	314,505
1.02.03	Property and equipment	19,633	20,073
1.02.03.01	Operation property and equipment	19,633	20,073
1.02.04	Intangible assets	9,711	11,770
1.02.04.01	Intangible assets	9,711	11,770

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 06/30/2019	PRIOR YEAR 12/31/2018
2	Total liabilities	2,407,522	2,526,280
2.01	Current liabilities	1,195,325	1,039,015
2.01.01	Social and labor obligations	5,460	6,780
2.01.01.02	Labor obligations	5,460	6,780
2.01.02	Suppliers	161,722	119,847
2.01.03	Tax obligations	60,359	57,276
2.01.03.01	Federal tax obligations	60,359	57,276
2.01.04	Loans and financing	503,648	348,395
2.01.04.01	Loans and financing	332,693	285,612
2.01.04.01.01	In local currency	332,693	285,612
2.01.04.02	Debentures	170,955	62,783
2.01.05	Other obligations	287,798	368,516
2.01.05.01	Payables to related parties	46,378	56,164
2.01.05.02	Other	241,420	312,352
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	96,979	113,355
2.01.05.02.06	Other payables	119,472	173,951
2.01.05.02.07	Obligations assumed on the assignment of receivables	24,969	25,046
2.01.06	Provisions	176,338	138,201
2.01.06.01	Tax, labor and civil lawsuits	176,338	138,201
2.01.06.01.01	Tax lawsuits	581	637
2.01.06.01.02	Labor lawsuits	17,993	20,729
2.01.06.01.04	Civil lawsuits	157,764	116,835
2.02	Non-current liabilities	636,844	994,074
2.02.01	Loans and financing	267,067	541,018
2.02.01.01	Loans and financing	192,936	338,135
2.02.01.01.01	Loans and financing in local currency	192,936	338,135
2.02.01.02	Debentures	74,131	202,883
2.02.02	Other obligations	200,846	248,076
2.02.02.02	Other	200,846	248,076
2.02.02.02.03	Obligations related of purchases of properties and advances from customers	157,582	196,076
2.02.02.02.04	Other payables	12,831	19,860
2.02.02.02.06	Obligations assumed on the assignment of receivables	30,433	32,140
2.02.03	Deferred taxes	49,372	49,372
2.02.03.01	Deferred income tax and social contribution	49,372	49,372
2.02.04	Provisions	119,559	155,608
2.02.04.01	Tax, labor and civil lawsuits	119,559	155,608
2.02.04.01.01	Tax lawsuits	1,313	-
2.02.04.01.02	Labor lawsuits	40,561	36,961
2.02.04.01.04	Civil lawsuits	77,685	118,647
2.03	Equity	575,353	493,191
2.03.01	Capital	2,653,584	2,521,319
2.03.02	Capital reserves	289,011	278,401
2.03.02.05	Treasury shares	(48,633)	(58,950)
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting of stock options	87,045	86,752
2.03.05	Retained earnings/accumulated losses	(2,369,041)	(2,308,403)
2.03.09	Non-controlling interest	1,799	1,874

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CUURENT QUARTER 04/01/2019 to 06/30/2019	YEAR TO DATE 01/01/2019 to 06/30/2019	SAME QUARTER OF PREVIOUS YEAR 04/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
3.01	Gross sales and/or services	99,659	195,080	281,930	515,878
3.01.01	Revenue from real estate development	107,734	211,096	308,916	563,951
3.01.03	Taxes on real estate sales and services	(8,075)	(16,016)	(26,986)	(48,073)
3.02	Cost of sales and/or services	(62,688)	(151,662)	(204,704)	(413,383)
3.02.01	Cost of real estate development	(62,688)	(151,662)	(204,704)	(413,383)
3.03	Gross profit	36,971	43,418	77,226	102,495
3.04	Operating expenses/income	(38,670)	(81,353)	(81,711)	(141,495)
3.04.01	Selling expenses	(3,011)	(9,513)	(28,110)	(52,389)
3.04.02	General and administrative expenses	(11,340)	(19,240)	(20,845)	(39,541)
3.04.05	Other operating expenses	(27,785)	(54,384)	(22,859)	(39,049)
3.04.05.01	Depreciation and amortization	(4,143)	(8,516)	(5,140)	(9,125)
3.04.05.02	Other operating expenses	(23,642)	(45,868)	(17,719)	(29,924)
3.04.06	Income from equity method investments	3,466	1,784	(9,897)	(10,516)
3.05	Income (loss) before financial results and income taxes	(1,699)	(37,935)	(4,485)	(39,000)
3.06	Financial	(10,469)	(20,428)	(19,082)	(39,032)
3.06.01	Financial income	5,369	8,734	3,737	9,081
3.06.02	Financial expenses	(15,838)	(29,162)	(22,819)	(48,113)
3.07	Income before income taxes	(12,168)	(58,363)	(23,567)	(78,032)
3.08	Income and social contribution taxes	(309)	(713)	(1,432)	(1,664)
3.08.01	Current	(309)	(713)	(1,432)	(1,664)
3.09	Income (loss) from continuing operations	(12,477)	(59,076)	(24,999)	(79,696)
3.11	Income (loss) for the period	(12,477)	(59,076)	(24,999)	(79,696)
3.11.01	Income (loss) attributable to the Company	(12,724)	(59,078)	(24,957)	(78,475)
3.11.02	Net income attributable to non-controlling interests	247	2	(42)	(1,221)
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	(0.28631)	(1.32933)	(0.65790)	(2.06866)
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	(0.28631)	(1.32933)	(0.65790)	(2.06866)

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 04/01/2019 to 06/30/2019	YEAR TO DATE 01/01/2019 to 06/30/2019	SAME QUARTER OF PREVIOUS YEAR 04/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
4.01	Consolidated income (loss) for the period	(12,477)	(59,076)	(24,999)	(79,696)
4.03	Consolidated comprehensive income (loss) for the period	(12,477)	(59,076)	(24,999)	(79,696)
4.03.01	Income (loss) attributable to the Company	(12,724)	(59,078)	(24,957)	(78,475)
4.03.02	Net income attributable to the non-controlling interests	247	2	(42)	(1,221)

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 06/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
6.01	Net cash from operating activities	(9,972)	(25,910)
6.01.01	Cash generated in the operations	(47,988)	(60,347)
6.01.01.01	Income (loss) before income and social contribution taxes	(58,363)	(78,032)
6.01.01.02	Income from equity method investments	(1,784)	10,515
6.01.01.03	Stock option expenses	(2,872)	1,278
6.01.01.04	Unrealized interest and finance charges, net	3,086	7,344
6.01.01.05	Financial instruments	0	(21)
6.01.01.06	Depreciation and amortization	8,516	9,125
6.01.01.07	Provision for legal claims	45,885	26,833
6.01.01.08	Provision for profit sharing	500	2,504
6.01.01.09	Warranty provision	(1,782)	(3,293)
6.01.01.11	Allowance for doubtful accounts	(11,774)	(11,363)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(28,219)	(25,237)
6.01.01.13	Provision for penalties due to delay in construction works	(1,181)	-
6.01.02	Variations in assets and liabilities	38,016	34,437
6.01.02.01	Trade accounts receivable	85,810	(92,202)
6.01.02.02	Properties for sale	130,479	161,167
6.01.02.03	Other accounts receivable	(24,095)	(11,627)
6.01.02.04	Prepaid expenses	350	1,410
6.01.02.05	Obligations for purchases of properties and advance from customers	(54,871)	(22,425)
6.01.02.06	Taxes and contributions	3,082	9,124
6.01.02.07	Suppliers	37,138	(3,340)
6.01.02.08	Salaries and charges payable	(1,820)	365
6.01.02.09	Transactions with related parties	18,280	(8,457)
6.01.02.10	Other obligations	(155,624)	(42,764)
6.01.02.11	Income tax and social contribution payable	(713)	(1,664)
6.02	Net cash from investment activities	(72,604)	(91,595)
6.02.01	Purchases of property, equipment and intangible assets	(6,017)	(9,514)
6.02.02	Increase in investments	0	(2,280)
6.02.03	Redemption of short-term investments	50,851	666,060
6.02.04	Purchase of short-term investments	(117,438)	(745,861)
6.03	Net cash from financing activities	61,645	103,139
6.03.01	Capital increase	132,265	167
6.03.02	Increase in loans, financing and debentures	51,787	210,330
6.03.03	Payment of loans, financing and debentures	(173,571)	(357,802)
6.03.06	Loan transactions with related parties	(9,358)	(155)
6.03.08	Disposal of treasury shares	148	0
6.03.10	Repurchase sahre program	60,374	0
6.03.12	Subscription and payment of common shares	-	250,599
6.05	Net increase (decrease) in cash and cash equivalents	(20,931)	(14,366)
6.05.01	Cash and cash equivalents at the beginning of the period	32,304	28,527
6.05.02	Cash and cash equivalents at the end of the period	11,373	14,161

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2019 TO 06/30/2019 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,319	278,401	-	(2,308,403)	-	491,317	1,847	493,191
5.03	Opening adjusted balance	2,521,319	278,401	-	(2,308,403)	-	491,317	1,847	493,191
5.04	Capital transactions with shareholders	132,265	10,610	-	(1,560)	-	141,315	-	141,315
5.04.01	Capital increase	132,265	-	-	-	-	132,265	-	132,265
5.04.03	Stock option plan	-	294	-	-	-	294	-	294
5.04.05	Treasury shares sold	-	141	-	7	-	148	-	148
5.04.08	Treasury shares cancelled	-	5,747	-	(5,747)	-	-	-	-
5.04.09	Treasury shares reissued	-	(20,671)	-	20,671	-	-	-	-
5.04.10	Share repurchase program	-	25,099	-	(16,491)	-	8,608	-	8,608
5.05	Total of comprehensive income (loss)	-	-	-	(59,078)	-	(59,078)	2	(59,076)
5.05.01	Net income (loss) for the period	-	-	-	(59,078)	-	(59,078)	2	(59,076)
5.06	Reserves	-	-	-	-	-	-	(77)	(77)
5.06.01	Constitution of reserves	-	-	-	-	-	-	(77)	(77)
5.07	Closing balance	2,653,584	289,011	-	(2,369,041)	-	573,554	1,799	575,353

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 06/30/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,152	56,359	-	(1,866,289)	-	711,222	3,847	715,069
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,866,289)	-	711,222	3,847	715,069
5.04	Capital transactions with shareholders	167	252,537	-	(160)	-	252,544	-	252,544
5.04.01	Capital increase	167	250,599	-	-	-	250,766	-	250,766
5.04.03	Stock option plan	-	1,777	-	-	-	1,777	-	1,777
5.04.05	Treasury shares sold	-	161	-	(160)	-	1	-	1
5.05	Total comprehensive income (loss)	-	-	-	(78,475)	-	(78,475)	(1,225)	(79,700)
5.05.01	Net income (loss) for the period	-	-	-	(78,475)	-	(78,475)	(1,225)	(79,700)
5.07	Closing balance	2,521,319	308,896	-	(1,944,924)	-	885,291	2,622	887,913

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 06/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 06/30/2018
7.01	Revenue	211,096	563,951
7.01.01	Real estate development, sales and services	199,322	552,588
7.01.04	Allowance for doubtful accounts	11,774	11,363
7.02	Inputs acquired from third parties	(179,957)	(415,900)
7.02.01	Cost of sales and/or services	(128,454)	(345,569)
7.02.02	Materials, energy, outsourced labor and other	(51,503)	(70,331)
7.03	Gross value added	31,139	148,051
7.04	Retentions	(8,516)	(9,125)
7.04.01	Depreciation and amortization	(8,516)	(9,125)
7.05	Net value added produced by the Company	22,623	138,926
7.06	Value added received through transfer	10,518	(1,435)
7.06.01	Income from equity method investments	1,784	(10,516)
7.06.02	Financial income	8,734	9,081
7.07	Total value added to be distributed	33,141	137,491
7.08	Value added distribution	33,141	137,491
7.08.01	Personnel and payroll charges	16,041	39,362
7.08.01.01	Direct remuneration	16,041	39,362
7.08.02	Taxes and contributions	20,708	57,626
7.08.02.01	Federal	20,708	57,626
7.08.03	Compensation – Interest	55,470	118,978
7.08.03.01	Interest	52,370	115,927
7.08.03.02	Rent	3,100	3,051
7.08.04	Compensation – Company capital	(59,078)	(78,475)
7.08.04.03	Net income (retained losses)	(59,078)	(78,475)

FOR IMMEDIATE RELEASE - São Paulo, August 14, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder focused on the upper-middle and high-income segments, announced today its operational and financial results for the second quarter of 2019 ended June 30, 2019.

Conference Call

August 16, 2019

► 11:00 a.m. Brasília time

In Portuguese

+55 (11) 3137-8076 (Brazil)

Code: Gafisa

► 10:00 a.m. US EST

In English (simultaneous translation from Portuguese)

+1 786 209-1795 (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:

+55 (11) 3137-8031

Portuguese: 8875| #270

English: 8876| #732

Shares

GFSA3 – B3

GFASY – OTC

Total outstanding shares: 71,031,876[1]

Average Daily Traded Volume (2Q19):

2,088,185 shares.

(1) including 3,331,542 treasury shares.

GAFISA ANNOUNCES

2Q19 RESULTS

120 days building the New Gafisa

We assumed management of the Company at the end of March this year. Since then, we have been working diligently to deliver quality results in the context of the real estate market upturn in Brazil while adhering to guidelines set by shareholders and the Board of Directors:

Capitalization: (i) The first tranche of capital increase was concluded by issuing 26,273,962 new shares and raising R$132 million; (ii) The Board of Directors is discussing the second tranche of capital increase; (iii) The Company’s valuation study to support offer pricing is underway and; (iv) Proposal to raise up to US$150 million, which can be placed in the domestic or international market, was approved at the Extraordinary Shareholders’ Meeting on April 23, 2019.

Management: We are (i) hiring a new team of executives with broad experience in the real estate market and; (ii) horizontalizing management by bringing in innovative, young-minded new talent as well as by integrating teams and divisions.

Governance: New members with a great deal of experience in the turnaround process have been elected to form the Board of Directors. Management-supporting committees were maintained.

Operational: (i) After capitalization, construction work resumed at an appropriate pace, ensuring all projects are executed in line with  Gafisa’s high quality standards; (ii) the sales division is being restructured; (iii) measures were adopted to generate liquidity of court deposits; (iv) hired consulting firm Falconi to review processes and optimize expenditures in the short-term.

Quality: The annual quality audit concluded with the recommendation that certificates be maintained. This evidences that the Company successfully complies with all regulations, laws, and standards while ensuring the quality of its products and services. In addition, Gafisa continues apt to observe the financial institution’s requirements.

Financial: (i) Operational and financial liabilities are being renegotiated and rescheduled; (ii) projects launched by holding migrate to SPEs in order to enable fundraising via SFH (Brazilian Housing System), ensuring that the Company balance sheet is structured in accordance with the best and most transparent practices in the sector.

Strategic: The company has hired Bain & Company to develop a medium and long-term strategic plan that combines strategic and tactical actions.

In the international scenario, the relisting process at the New York Stock Exchange (NYSE) has been analyzed, concluding that we strive to provide greater visibility to the Company and access to new markets.

This 120-day period involved hard work, dedication, discipline, and transparency. We are greatly pleased to  report that the Company is breaking new grounds throughout its entire ecosystem. These results reflect that we are heading in the right direction—and position us to broaden our horizons. Although an arduous journey, we possess the energy and resources necessary to achieve our goals.

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

OPERATIONAL RESULTS

Table 1 – Operational Performance (R$ 000)

	2Q19	1Q19	Q/Q (%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
Launches	-	-	-	399,875	-100.0%	-	538,590	-100.0%
Gross Sales	87,893	91,270	-3.7%	405,858	-78.3%	179,163	699,318	-74.4%
Dissolutions	(31,672)	(41,363)	-23.4%	(59,912)	-47.1%	(73,035)	(117,614)	-37.9%
Pre-sales	56,221	49,907	12.7%	345,946	-83.7%	106,128	581,704	-81.8%
Speed of Sales (SoS)	5.0%	4.3%	0.7 p.p.	19.9%	-14.9 p.p.	9.1%	17.2%	-8.1 p.p.
Delivered PSV	91,317	80,079	14.0%	300,991	-69.7%	171,396	300,991	-43.1%

Table 2 – Financial Performance (R$ 000)

	2Q19	1Q19	Q/Q (%)	2Q18[6]	Y/Y (%)	6M19	6M18[6]	Y/Y (%)
Net Revenue	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Adjusted Gross Profit¹	48,862	17,764	175.1%	108,768	-55.1%	66,626	170,309	-60.9%
Adjusted Gross Margin¹	49.0%	18.6%	30.4 p.p.	38.6%	10.4 p.p.	34.2%	33.0%	1.2 p.p.
Adjusted EBITDA²	13,923	(23,006)	-160.5%	33,566	-58.5%	(9,083)	39,217	-123.2%
Adjusted EBITDA Margin²	14.0%	-24.1%	38.1 p.p.	11.9%	2.1 p.p.	-4.7%	7.6%	-12.3 p.p.
Net Income	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%
Revenue Backlog	506,418	533,503	-5.1%	701,634	-27.8%	506,418	701,634	-27.8%
Backlog Results3 4	177,847	193,016	-7.9%	262,828	-32.3%	177,847	262,828	-32.3%
Backlog Results Margin4 5	35.1%	36.2%	-1.1 p.p.	37.5%	-2.4 p.p.	35.1%	37.5%	-2.4 p.p.
Net Debt	587,898	727,104	-19.1%	751,873	-21.8%	587,898	751,873	-21.8%
Cash and Cash Equivalents[5]	182,817	63,068	189.9%	212,897	-14.1%	182,817	212,897	-14.1%
Equity + Minority Shareholders	575,353	449,455	28.0%	887,913	-35.2%	575,353	887,913	-35.2%
(Net Debt, – Proj. Fin.) / (Equity + Minority)	21.9%	51.1%	-29.2 p.p.	17.7%	4.2 p.p.	21.9%	17.7%	4.2 p.p.

¹ Adjusted by capitalized interest.

² Adjusted by capitalized interest with stock option plan (non-cash) and minority shareholders.

³ Backlog results net of PIS/COFINS taxes (3.65%), excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

4 Backlog results comprise the projects restricted by a condition precedent.

5 Cash and cash-equivalents and marketable securities.

6 Restatement due to the adoption of IFRS 15 and IFRS 9.

Launches

During the first half of the year, Gafisa concentrated on the sales process and inventory monetization. Our current focus is on regaining market and consumer confidence, ensuring the economic feasibility of projects, and restoring delivery schedules before resuming launch cycle.

Sales

Gross sales totaled R$87.9 million in 2Q19, down 3.7% q-o-q and 78.3% y-o-y. The y-o-y variation is due to a higher volume of launches during the second quarter of 2018 (R$400 million) besides the Company’s restructuring process, which also affected sales performance in the first half.

In the first 6 months of 2019, gross sales totaled R$179.2 million.

Dissolutions reached R$31.7 million in 2Q19, 23.4% lower than in 1Q19, despite higher a delivered PSV volume of 14%. Year-on-year, dissolutions tumbled 47.1%. Our task force is in charge of negotiations to customers, aiming to consolidate a downward trend of dissolution volume.

The graph below shows the evolution of dissolution volume over the past 2 years, evidencing a consistent downward trend.

                                   ¹ Reflects year-to-date.

Net pre-sales totaled R$56.2 million in 2Q19, 12.7% higher than in 1Q19. In 6M19, net pre-sales came to R$106.1 million.

Sales Over Supply (SoS)

SoS was 5.0% in 2Q19, 70 bps higher than in 1Q19.

Inventory (Property for Sale)

Inventory at market value totaled R$1.063 billion in 2Q19, down 5.4% q-o-q.

Table 3 - Inventory at Market Value 1Q19 x 2Q19 (R$ 000)

	Inventories 1Q19	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories 2Q19	Q/Q(%)
São Paulo	917,439	-	22,144	(76,916)	(3,111)	859,554	-6.3%
Rio de Janeiro	136,453	-	4,511	(6,433)	3,665	138,196	1.3%
Other Markets	69,681	-	5,018	(4,544)	(5,216)	64,939	-6.8%
Total	1,123,573	-	31,672	(87,893)	(4,663)	1,062,689	-5.4%

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing.

Inventory turnover LTM increased from 21 months in 1Q19 to 38 months in 2Q19 due to lower sales volume in the last 4 quarters.

Approximately 68% of inventory is composed of residential units located in the state of São Paulo, which have higher liquidity than commercial and residential units in other regions. We are poised to seize opportunities that develop with Brazil’s economic upswing, positioning us to recover the level of inventory turnover LTM historically recorded.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 2Q19
São Paulo	-	-	461,800	150,456	247,299	859,554
Rio de Janeiro	-	-	-	-	138,196	138,196
Other Markets	-	-	13,201	-	51,737	64,939
Total	-	-	475,001	150,456	437,232	1,062,689

*  % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 - Inventory at Market Value– Commercial x Residential Breakdown (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	721,448	138,107	859,554
Rio de Janeiro	31,065	107,131	138,196
Others	64,939	-	64,939
Total	817,451	245,238	1,062,689

Delivered Projects and Transfer

In 2Q19, Gafisa delivered the project Choice Santo Amaro, totaling 227 units, net of swap, with a PSV totaling R$91.3 million, net of brokerage. Currently, Gafisa manages the construction of 13 projects, and work on 4 more projects will start this year. All projects will be delivered in accordance with Gafisa quality standards.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%¹	PSV R$000²
Like Aclimação	Feb/19	Mar/16	São Paulo/SP	100%	136	80,079
Choice Santo Amaro	May/19	Jun/16	São Paulo/SP	100%	227	91,317
Total 2Q19					227	91,317
Total 2019					363	171,396

¹ Number of units corresponding to a 100% share in projects, net of swaps;

² PSV = Potential Sales Value of units, net of brokerage and swap.

The PSV transferred in 2Q19 totaled R$44.2 million, down 31.8% q-o-q. This decline appears because an approximate PSV of R$239 million was delivered in 4Q18 (Hermann Jr, Barra Vista, and Scena Alto da Lapa), while the transfer occurred in 1Q19. By contrast, in 6M19, only 2 projects were delivered, totaling R$171.4 million: the project Choice Santo Amaro, with an approximate PSV of R$91.3 million, delivered at the end of May and with higher transfer volume foreseen for the third quarter of 2019.

In the first 6 months of 2019, PSV transferred totaled R$109 million, down 45.4% from 6M18.

Table 7 – Transfer and Delivery - (R$ 000)

	2Q19	1Q19	Q/Q (%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
PSV Transferred¹	44,202	64,821	-31.8%	140,505	-68.5%	109,023	199,503	-45.4%
Delivered Projects	1	1	0.0%	5	-80.0%	2	5	-60.0%
Delivery Units²	227	136	66.9%	1,025	-77.9%	363	1,025	-64.6%
Delivered PSV³	91,317	80,079	14.0%	300,991	-69.7%	171,396	300,991	-43.1%

      ¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

² Number of units corresponding to a 100% share in projects, net of swaps;

³ PSV = Potential Sales Value of units, net of brokerage and swap.

Landbank

With an estimated PSV of R$3.81 billion, the Company’s landbank represents 33 projects/phases, totaling 6,751 units. Approximately 70% of land was acquired through swaps, most of it located in the city of São Paulo.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,470,906	79.8%	71.6%	8.2%	4,947	5,307
Rio de Janeiro	748,745	60.1%	60.1%	0.0%	755	892
Others	594,327	30.0%	30.0%	0.0%	1,050	1,320
Total	3,813,979	69.8%	66.2%	3.6%	6,751	7,519

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (2Q19 x 1Q19 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,486,753	-	-	-	(15,847)	2,470,906
Rio de Janeiro	748,745	-	-	-	-	748,745
Others	594,327	-	-	-	-	594,327
Total	3,829,825	-	-	-	(15,847)	3,813,979

* The amounts reported are net swap and brokerage.

FINANCIAL RESULTS

Revenue

Net revenue totaled R$99.7 million in 2Q19, up 4.4% from 1Q19, driven by higher net pre-sales volume and the cancelation of suspension clause related to project Scena Tatuapé, launched in 3Q18, generated R$15.5 million in revenue this quarter.

Table 10 – Revenue Recognition (R$ 000)

	2Q19				2Q18
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue¹	% Revenue
2018	-2,276	-4.0%	21,630	21.7%	232,403	67.2%	68,242	24.2%
2017	1,658	3.0%	12,650	12.7%	20,777	6.0%	9,918	3.5%
2016	33,694	59.9%	44,403	44.5%	24,171	7.0%	25,034	8.9%
2015	19,696	35.0%	22,583	22.7%	33,323	9.6%	148,275	52.6%
<2014	3,449	6.1%	(1,606)	-1.6%	35,271	10.2%	30,461	10.8%
Total	56,221	100%	99,659	100.0%	345,946	100%	281,930	100.0%

¹Restatement due to the adoption of IFRS 15 and IFRS 9.

Gross Profit & Margin

Gafisa’s adjusted gross profit came to R$48.9 million in 2Q19 versus R$17.8 million in 1Q19 and R$108.8 million in 2Q18.

The adjusted gross margin stood at 49.0%, up 3040 bps from 1Q19. Note that this significant increase q-o-q is mainly due to the sale of units with higher margin and a review of 2 landbank projects, which resulted in a reversal of impairment of referred landbank in the amount of R$16.7 million.

Table 11 – Gross Margin (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18²	Y/Y (%)	6M19	6M18²	Y/Y (%)
Net Revenue	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Gross Profit	36,971	6,447	473.5%	77,226	-52.1%	43,418	102,495	-57.6%
Gross Margin	37.1%	6.8%	30,3 p.p.	27.4%	9.7 p.p.	22.3%	19.9%	2.4 p.p.
(-) Financial Costs	(11,891)	(11,317)	5.1%	(31,542)	-62.3%	(23,208)	(67,814)	-65.8%
Adjusted Gross Profit ¹	48,862	17,764	175.1%	108,768	-55.1%	66,626	170,309	-60.9%
Adjusted Gross Margin ¹	49.0%	18.6%	30.4 p.p.	38.6%	10.4 p.p.	34.2%	33.0%	1.2 p.p.

¹ Adjusted by capitalized interests.

² Restatement due to the adoption of IFRS 15 and IFRS 9.

Selling, General and Administrative Expenses (SG&A)

In 2Q19, selling, general and administrative expenses totaled R$14.4 million, 70.7% below 2Q18.

As a result of the new Gafisa’s due diligence policy and its new, effective structural model, selling expenses tumbled 53.7% to R$3.0 million from 1Q19, mainly reflecting lower marketing, condominium, and IPTU (Urban Property Tax) expenses. In 6M19, selling expenses fell to R$9.5 million, 81.8% lower than the same period last year.

General and administrative expenses totaled R$11.3 million, down 45.6% from 2Q18 due to (i) a R$5.2 million reduction in headcount y-o-y; (ii) a review of services and IT agreements that saved approximately R$1.1 million; and (iii) the relocation of our headquarters, which reduced rental and condominium expenses by nearly 30%. The variation quarter-on-quarter is explained by a reversal of provision of stock options (approximately R$2.5 million) in 1Q19.

Table 12 – SG&A Expenses (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
Selling Expenses	(3,011)	(6,502)	-53.7%	(28,110)	-89.3%	(9,513)	(52,389)	-81.8%
G&A Expenses	(11,340)	(7,900)	43.5%	(20,845)	-45.6%	(19,240)	(39,541)	-51.3%
Total SG&A Expenses	(14,351)	(14,402)	-0.4%	(48,955)	-70.7%	(28,753)	(91,930)	-68.7%

Other Operating Income/Expenses came to R$23.6 million in 2Q19, up 33.4% from 2Q18 due to a 49.5% increase in litigation expenses y-o-y.

It is worth noting that this provision is diffuse, with key contingencies deriving from i) delayed construction of previous projects and; ii) defects in building units delivered between 2010 and 2012. All legal proceedings have been audited, and a policy of settlements has been elaborated to clear obligations and reduce Company liability.

Table 13 – Other Operating Income/Expenses (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)	6M19	6M18	Y/Y (%)
Litigation Expenses	(23,544)	(22,225)	5.9%	(15,747)	49.5%	(45,769)	(27,523)	66.3%
Other	(98)	(1)	9,700%	(1,972)	-95.0%	(99)	(2,401)	-95.9%
Total	(23,642)	(22,226)	6.4%	(17,719)	33.4%	(45,868)	(29,924)	53.3%

Adjusted EBITDA

Adjusted EBITDA totaled R$13.9 million in 2Q19 versus a negative R$23 million in 1Q19.

Table 14 – Adjusted EBITDA (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18²	Y/Y (%)	6M19	6M18²	Y/Y (%)
Net Income (Loss)	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%
(+) Financial Results	10,469	9,959	5.1%	19,082	-45.1%	20,428	39,032	-47.7%
(+) Income Tax / Social Contribution	309	404	-23.5%	1,432	-78.4%	713	1,664	-57.2%
(+) Depreciation and Amortization	4,143	4,373	-5.3%	5,140	-19.4%	8,516	9,125	-6.7%
(+) Capitalized Interest	11,891	11,317	5.1%	31,542	-62.3%	23,208	67,814	-65.8%
(+) Expenses w/ Stock Option Plan	(412)	(2,460)	-83.3%	1,369	-130.1%	(2,872)	1,278	-324.7%
(+) Minority Shareholders	247	(245)	-200.8%	(42)	-688.1%	2	(1,221)	-100.2%
Adjusted EBITDA¹	13,923	(23,006)	-160.5%	33,566	-58.5%	(9,083)	39,217	-123.2%

¹ Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

² Restatement due to the adoption of IFRS 15 and IFRS 9.

Financial Results

In 2Q19, financial results totaled R$5.4 million, up 59.6% and 43.7% from 1Q19 and 2Q18, respectively, reflecting a higher balance of cash and cash equivalents q-o-q and more prudent investments compared to the previous year.

Financial expenses declined 30.6% to R$15.8 million in 2Q19 due to lower interest rates on funding in view of a lower level of indebtedness y-o-y.

In 2Q19, the net financial result was negative at approximately R$10.5 million versus a net loss of R$10.0 million in 1Q19 and R$19.1 million in 2Q18.

Net Result

2Q19 recorded a negative adjusted net result of R$12.7 million compared to a net loss of R$46.4 million and R$24.9 million in 1Q19 and 2Q18, respectively, already reflecting the efficiency gains of actions implemented by our new management.

Table 15 – Net Result (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18³	Y/Y (%)	6M19	6M18³	Y/Y (%)
Net Result	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Gross Result	36,971	6,447	473.5%	77,226	-52.1%	43,418	102,495	-57.6%
Gross Margin	37.1%	6.8%	30.3 p.p.	27.4%	9.7 p.p.	22.3%	19.9%	2.4 p.p.
(-) Financial Cost	(11,891)	(11,317)	5.1%	(31,542)	-62.3%	(23,208)	(67,814)	-65.8%
Adjusted Gross Result¹	48,862	17,764	175.1%	108,768	-55.1%	66,626	170,309	-60.9%
Adjusted Gross Margin¹	49.0%	18.6%	30.4 p.p.	38.6%	10.4 p.p.	34.2%	33.0%	1.2 p.p.
Adjusted EBITDA²	13,923	(23,006)	-160.5%	33,566	-58.5%	(9,083)	39,217	-123.2%
Adjusted EBITDA Margin²	14.0%	-24.1%	38.1 p.p.	11.9%	2.1 p.p.	-4.7%	7.6%	-12.3 p.p.
Net Result	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%

1 Adjusted by capitalized interests.

2 Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

³ Restatement due to the adoption of IFRS 15 and IFRS 9.

Revenue Backlog and Results

In 2Q19, the balance of revenue backlog according to the PoC method totaled R$177.8 million, with a margin of 35.1% to be recognized.

Table 16 – Backlog Results (REF) (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)
Revenue Backlog	506,418	533,503	-5.1%	701,634	-27.8%
Backlog Costs (units sold)	(328,571)	(340,487)	-3.5%	(438,806)	-25.1%
Backlog Results	177,847	193,016	-7.9%	262,828	-32.3%
Backlog Margin	35.1%	36.2%	-1.1 p.p.	37.5%	-2.4 p.p.

Notes: Backlog results net of PIS/COFINS taxes  (3.65%) and excluding the impact of PVA (Present Value Adjustment) method according to  Law No. 11.638.

Backlog results comprise the projects restricted by a condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On June 30, 2019, cash and cash equivalents and marketable securities totaled R$182.8 million.

Receivables

At the end of 2Q19, total accounts receivable totaled R$1.09 billion, down 5.1% from 1Q19. Of this amount, an estimated R$474.8 million is expected to be paid in 2019, which will account for a significant portion of the Company’s new balance sheet.

Table 17 – Total Receivables (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18¹	Y/Y (%)
Receivables from developments – Backlog	525,602	553,713	-5.1%	728,214	-27.8%
Receivables from PoC - ST (on balance sheet)	449,356	475,820	-5.6%	562,072	-20.1%
Receivables from PoC - LT (on balance sheet)	116,835	120,614	-3.1%	195,199	-40.1%
Total	1,091,793	1,150,147	-5.1%	1,485,485	-26.5%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables Backlog	525,602	232,969	172,374	110,957	2,460	6,842
Receivables from PoC	566,191	241,854	218,021	97,839	2,237	6,240
Total	1,091,793	474,823	390,395	208,796	4,697	13,082

Cash Generation

The Company ended the second quarter of 2019 with a positive cash generation of R$6.9 million, excluding the effect of a R$132.3 million capital increase. It is worth mentioning that this was the third consecutive quarter of cash generation, a result of disciplined expense management.

Table 19 – Cash Generation (R$ 000)

	4Q18	1Q19	2Q19
Availabilities [1]	137,160	63,068	182,817
Change in Availabilities (1)	(57,285)	(74,092)	119,749
Total Debt + Investors Obligations	889,413	790,172	770,715
Change in Total Debt + Investors Obligations (2)	(70,931)	(99,241)	(19,457)
Capital Increase (3)	-	-	132,266
Cash Generation in the Period (1) - (2) - (3)	13,646	25,149	6,940
Final Accumulated Cash Generation²	(45,583)	25,149	32,089

                         ¹ Cash and cash equivalents and marketable securities.

                         ² Reflects year-to-date.

Liquidity

In 2Q19, Net Debt/Shareholders’ Equity ratio stood at 102.2%, an effect not only of the R$132.3 million capital increase but also due diligence with respect to the Company’s funds. Excluding project finance, the Net Debt/Shareholders’ Equity ratio stood at 21.9%.

Net debt in 2Q19 totaled R$587.9 million, down 21.8% y-o-y.

Table 20 – Debt and Investor Obligations (R$ 000)

	2Q19	1Q19	Q/Q(%)	2Q18	Y/Y (%)
Debentures – Working Capital (A)	245,086	249,242	-1.7%	223,663	9.6%
Project Financing SFH – (B)	461,640	497,307	-7.2%	594,917	-22.4%
Working Capital (C)	54,376	43,623	24.6%	146,190	-62.8%
Other Operations (D)	9,613	-	-	-	-
Total Debt (A)+(B)+(C)= (E)	770,715	790,172	-2.5%	964,770	-20.1%
Cash and Availabilities ¹ (F)	182,817	63,068	189.9%	212,897	-14.1%
Net Debt (E)-(F) = (G)	587,898	727,104	-19.1%	751,873	-21.8%
Equity + Minority Shareholders (H)	575,353	449,455	28.0%	887,913	-35.2%
(Net Debt) / (Equity) (G)/(H) = (I)	102.2%	161.8%	-59.6 p.p.	84.7%	17.5 p.p.
(Net Debt – Proj. Fin.) / Equity ((G)-(B))/(H) = (J)	21.9%	51.1%	-29.2 p.p.	17.7%	4.2 p.p.

¹ Cash and cash equivalents and marketable securities.

The Company ended 2Q19 with R$266.4 million indebtedness due this year, or 34.6% of total debt. On June 30, 2019, the consolidated debt average cost was 1150% bps or 179.7% of CDI.

We also emphasize that during 2Q19, the Company amortized nearly R$53.6 million of the principal balance of our contracted debt.

                                                    Table 21 – Debt Maturity (R$ 000)

	Average cost (p.a.)	Total	Until Dec/19	Until Dec/20	Until Dec/21	Until Dec/22
Debentures – Working Capital (A)	CDI + 3% / CDI + 3.75% / CDI + 5.25% / IPCA + 8.37%	245,086	41,387	160,468	41,644	1,587
Project Financing SFH (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	461,640	225,020	174,315	62,305	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3.70% / CDI + 4.25% / 19.56%	54,376	11	2,116	48,489	3,760
Other Operations (D)		9,613	9,613	-	-	-
Total Debt (A)+(B)+(C) = (E)		770,715	266,418	336,899	152,438	5,347
% of Total Maturity per period			34.6%	43.7%	19.8%	0.7%
Project debt maturing as % of total debt (B)/ (E)			84.5%	51.7%	40.9%	0.0%
Corporate debt maturing as % of total debt ((A)+(C))/ (E)			19.1%	48.3%	59.1%	100.0%
Ratio Corporate Debt / Mortgage	40% / 60%

São Paulo, August 14, 2019

Alphaville Urbanismo SA released its results for the second quarter of 2019.

Financial Results

In 2Q19, net revenue came to R$21 million and net loss totaled R$232 million.

	2Q19	2Q18	2Q19 vs. 2Q18	6M19	6M18	6M19 vs 6M18
Net Revenue	21	20	5%	-2	106	-102%
Net Income	-232	-198	17%	-417	-290	44%

It is worth mentioning that Gafisa discontinued recognizing its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to 0.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	2Q19	1Q19	Q/Q (%)	2Q18¹	Y/Y (%)	6M19	6M18¹	Y/Y (%)
Net Revenue	99,659	95,421	4.4%	281,930	-64.7%	195,080	515,878	-62.2%
Operating Costs	(62,688)	(88,974)	-29.5%	(204,704)	-69.4%	(151,662)	(413,383)	-63.3%
Gross Profit	36,971	6,447	473.5%	77,226	-52.1%	43,418	102,495	-57.6%
Gross Margin	37.1%	6.8%	30.3 p.p.	27.4%	9.7 p.p.	22.3%	19.9%	2.4 p.p.
Operating Expenses	(38,670)	(42,683)	-9.4%	(81,711)	-52.7%	(81,353)	(141,495)	-42.5%
Selling Expenses	(3,011)	(6,502)	-53.7%	(28,110)	-89.3%	(9,513)	(52,389)	-81.8%
General and Administrative Expenses	(11,340)	(7,900)	43.5%	(20,845)	-45.6%	(19,240)	(39,541)	-51.3%
Other Operating Revenue/Expenses	(23,642)	(22,226)	6.4%	(17,719)	33.4%	(45,868)	(29,924)	53.3%
Depreciation and Amortization	(4,143)	(4,373)	-5.3%	(5,140)	-19.4%	(8,516)	(9,125)	-6.7%
Equity Income	3,466	(1,682)	-306.1%	(9,897)	-135.0%	1,784	(10,516)	-117.0%
Operational Result	(1,699)	(36,236)	-95.3%	(4,485)	-62.1%	(37,935)	(39,000)	-2.7%
Financial Income	5,369	3,365	59.6%	3,737	43.7%	8,734	9,081	-3.8%
Financial Expenses	(15,838)	(13,324)	18.9%	(22,819)	-30.6%	(29,162)	(48,113)	-39.4%
Net Income Before Taxes on Income	(12,168)	(46,195)	-73.7%	(23,567)	-48.4%	(58,363)	(78,032)	-25.2%
Income Tax and Social Contribution	(309)	(404)	-23.5%	(1,432)	-78.4%	(713)	(1,664)	-57.2%
Net Income After Taxes on Income	(12,477)	(46,599)	-73.2%	(24,999)	-50.1%	(59,076)	(79,696)	-25.9%
Minority Shareholders	247	(245)	-200.8%	(42)	-688.1%	2	(1,221)	-100.2%
Net Income	(12,724)	(46,354)	-72.6%	(24,957)	-49.0%	(59,078)	(78,475)	-24.7%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Balance Sheet

	2Q19	1Q19	Q/Q (%)	2Q18¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	11,373	12,402	-8.3%	14,161	-19.7%
Securities	171,444	50,666	238.4%	198,736	-13.7%
Receivables from clients	449,356	475,820	-5.6%	472,539	-4.9%
Properties for sale	807,992	819,458	-1.4%	892,101	-9.4%
Other accounts receivable	133,061	107,370	23.9%	104,086	27.8%
Prepaid expenses and other	2,318	2,466	-6.0%	4,125	-43.8%
Land for sale	38,681	38,682	0.0%	34,212	13.1%
Subtotal	1,614,225	1,506,864	7.1%	1,719,960	-6.1%

Long-term Assets
Receivables from clients	116,835	120,614	-3.1%	195,199	-40.1%
Properties for sale	218,616	228,228	-4.2%	370,192	-40.9%
Other	125,705	123,755	1.6%	114,656	9.6%
Subtotal	461,156	472,597	-2.4%	680,047	-32.2%
Intangible. Property and Equipment	29,344	32,270	-9.1%	41,011	-28.4%
Investments	302,797	309,668	-2.2%	466,987	-35.2%

Total Assets	2,407,522	2,321,399	3.7%	2,908,005	-17.2%

Current Liabilities
Loans and financing	332,693	307,555	8.2%	255,144	30.4%
Debentures	170,955	133,636	27.9%	21,875	681.5%
Obligations for purchase of land advances from customers	96,979	114,237	-15.1%	148,536	-34.7%
Material and service suppliers	161,722	115,114	40.5%	94,632	70.9%
Taxes and contributions	60,359	57,445	5.1%	55,554	8.6%
Other	372,617	436,573	-14.6%	344,033	8.3%
Subtotal	1,195,325	1,164,560	2.6%	919,774	30.0%

Long-term liabilities
Loans and financings	192,936	233,375	-17.3%	485,963	-60.3%
Debentures	74,131	115,606	-35.9%	201,788	-63.3%
Obligations for Purchase of Land and advances from customers	157,582	153,947	2.4%	182,723	-13.8%
Deferred taxes	49,372	49,372	0.0%	74,473	-33.7%
Provision for Contingencies	119,559	103,604	15.4%	90,516	32.1%
Other	43,264	51,480	-16.0%	64,855	-33.3%
Subtotal	636,844	707,384	-10.0%	1,100,318	-42.1%

Shareholders’ Equity
Shareholders’ Equity	573,554	448,179	28.0%	885,291	-35.5%
Minority Interest	1,799	1,276	41.0%	2,622	-31.4%
Subtotal	575,353	449,455	28.0%	887,913	-35.2%
Total liabilities and Shareholders’ Equity	2,407,522	2,321,399	3.7%	2,908,005	-17.2%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Cash Flow

	2Q19	2Q18¹	6M19	6M18¹
Net Income (Loss) before taxes	(14.443)	(23.569)	(60.638)	(78.032)
Expenses/revenues that do not impact working capital	1.983	30.173	(670)	17.687
Depreciation and amortization	4.143	5.140	8.516	9.125
Impairment	(17.011)	(16.061)	(28.219)	(25.237)
Expense with stock option plan	(412)	1.369	(2.872)	1.278
Unrealized interest and fees, Net	2.882	3.563	3.086	7.344
Equity Income	(3.466)	9.899	(1.784)	10.516
Provision for guarantee	(1.444)	(2.459)	(1.782)	(3.293)
Provision for contingencies	13.305	15.306	35.530	26.833
Profit Sharing provision	500	1.273	500	2.504
Provision (reversal) for doubtful accounts	6.075	12.142	(12.464)	(11.363)
Gain / Loss of financial instruments	-	1	-	(20)
Provision for fine due to construction work delay	(2.589)	-	(1.181)	-
Clients	24.187	(61.143)	86.500	(92.202)
Properties held for sale	38.090	61.555	130.479	161.167
Other accounts receivable	(14.100)	(7.117)	(24.095)	(11.626)
Prepaid expenses and deferred sale selling expenses	148	1.011	350	1.410
Obligations on land property acquisitions	(13.623)	53.569	(54.871)	22.425
Taxes and contributions	2.914	3.538	3.082	9.124
Suppliers	36.815	(3.450)	37.138	(3.340)
Payroll, charges, and provision for bonuses	(786)	(129)	(1.820)	365
Other accounts payable	(46.393)	(12.967)	(142.994)	(42.767)
Related party operations	7.429	(3.188)	18.280	(8.457)
Taxes paid	(309)	(1.432)	(713)	(1.664)
Cash used in operating activities	21.912	36.851	(9.972)	(25.910)
Investment Activities				-
Acquisition of properties and equipment	(5.674)	(5.146)	(6.017)	(9.514)
Capital contribution to parent company	-	(1.781)	-	(2.280)
Redemption of securities, collaterals, and credits	(29.322)	196.157	48.134	666.060
Investment in marketable securities and restricted credits	(94.173)	(213.609)	(117.438)	(745.861)
Cash used in investment activities	(129.169)	(24.379)	(72.604)	(91.595)
Funding Activities			-	-
Related party contributions	-	-	-	-
Increase in Addition of loans and financing	29.078	158.392	51.787	210.330
Amortization of loans and financing	(51.417)	(180.653)	(173.571)	(357.802)
Assignment of credit receivables, Net	-	-	-	-
Loan operations	(9.400)	296	(9.358)	(155)
Sale of treasury shares	-	-	148	-
Cash used in financing activities/ discontinued	-	-	-	-
Proceeds from sale of treasury shares	5.702	-	60.374	-
Capital Increase	132.265	-	132.265	167
Subscription and payment of common shares	-	-	-	250.599
Net cash from financing activities	106.228	(21.965)	61.645	103.139
Beginning of the period	12.402	23.654	32.304	28.527
End of the period	11.373	14.161	11.373	14.161
Increase (decrease) in cash and cash equivalents	(1.029)	(9.493)	(20.931)	(14.366)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts

Telephone: +55 11 3025-9242 / 9474

E-mail: ri@gafisa.com.br

IR Website: www.gafisa.com.br/ri

Media Relations

Fato Relevante

Alcides Ferreira

alcides.ferreira@agenciafr.com.br

+55 11 2337-2086

+55 11 96169-2731

Edson Gushiken

edson.gushiken@agenciafr.com.br

+55 11 98171-5774

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida Presidente Juscelino Kubitschek, nº 1.830, conjunto comercial nº32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

On November 26, 2018, the Board of Directors approved the delisting of shares on the New York Stock Exchange (NYSE), aimed to perform the migration of the American Depositary Receipts (ADR) Program from Level 3 to Level 1, and the cancellation of the registry with the SEC. On December 7, 2018, Form25 was filed with the SEC, with copy to the NYSE, for voluntary delisting of the American Depositary Shares (ADSs), represented by the ADRs of the NYSE. The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded Over the Counter (OTC). In the Extraordinary Shareholders’ Meeting held on April 15, 2019, the measures taken for the voluntary delisting of the shares on the NYSE and changing the ADR program from Level 3 to Level 1 were rejected.

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Such companies significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

1.1     Change in Shareholding Structure

On February 14, 2019, 14,600,000 shares held by the group of its majority shareholder, GWI Asset Management S.A., corresponding to a 33.67% stake in the Company, were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, started to hold 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company.

1.2     Increase in capital

On June 24, 2019, the Board of Directors ratified the increase in capital approved in its meeting held on April 15, 2019, by subscription and payment of 26,273,962 new common shares, of which 12,170,035 are new shares subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.12, and 14,103,927 are new shares subscribed and paid-in by the shareholders who subscribed the remaining shares of the capital increase at the price of R$4.96, totaling R$62,311 and R$69,955, respectively.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On August 14, 2019, the Company’s Board of Directors has approved these individual and consolidated quarterly information of the Company and authorized its disclosure.

The Individual Quarterly Information (ITR) has been prepared in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting, and the consolidated Quarterly Information (ITR) has been prepared according to the Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM). The aspects related to the transfer of control in the sale of real estate units follow the understanding of the company’s management, aligned with that issued by the CVM in the Circular Letter /CVM/SNC/SEP 02/18 on the application of the Technical Pronouncement NBC TG 47 (IFRS 15), consistently with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR).

Except for the changes described in Note 3, the quarterly information has been prepared using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2018. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2018.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the individual quarterly information of the Company.

The quarterly information has been prepared on a going concern basis. Management periodically assesses the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Brazilian Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting policies--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2018.

2.2.    Restatement of Quarterly Information as of June 30, 2018

In line with the adoption of CPC 47 – Revenue from Contracts with Customers on January 1, 2017, for comparability purposes, the information on the statements of Profit or Loss and Added Value as of June 30, 2018 are being presented on the same base of the current period and its retrospective effects are shown below. The impact on the statements of change in equity is the same one shown in the statements of profit or loss. The statements of cash flows were restated, without showing, however, the changes in the total amounts of operating, investing and financing activities.

	Company			Consolidated
Statement of profit or loss	Originally reported balances	Impact from applying the CPC 47	Balances after applying the CPC 47 as of 06/30/2018	Originally reported balances	Impact from applying the CPC 47	Balances after applying the CPC 47 as of 06/30/2018

Net operating revenue	452,691	210	452,901	515,668	210	515,878
Operating costs	(354,971)	6,599	(348,372)	(419,982)	6,599	(413,383)
Operating (expenses) / income	(142,696)	-	(142,696)	(141,495)	-	(141,495)
Financial income (expense)	(40,308)	-	(40,308)	(39,032)	-	(39,032)
Income tax and social contribution	-	-	-	(1,664)	-	(1,664)
Profit from (loss on) continued operations	(85,284)	6,809	(78,475)	(86,505)	6,809	(79,696)
Non-controlling interests	-	-	-	(1,221)	-	(1,221)
Net profit (loss) for the year	(85,284)	6,809	(78,475)	(85,284)	6,809	(78,475)

Statement of value added
Net value added produced by the entity	164,110	6,809	170,919	132,117	6,809	138,926
Value added received as transfer	(53,104)	-	(53,104)	(1,435)	-	(1,435)
Total value added to be distributed	111,006	6,809	117,815	130,682	6,809	137,491

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.   New standards, changes and interpretation of standards issued and not yet adopted

Beginning on January 1st, 2019, the following standard is in effect:

(i)               The IFRS 16 – Leases (CPC 06 R2)

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customers (lessees) and providers (lessors).  Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained.

The impact of the first-time adoption on the opening balance as of January 1st, 2019 is as follows:

	Company			Consolidated
	Originally reported balances	Impact from applying the CPC 06 R2 (Note10)	Balances after applying the CPC 06 (R2) as of 01/01/2019	Originally reported balances	Impact from applying the CPC 06 R2 (Note10)	Balances after applying the CPC 06 (R2) as of 01/01/2019
Statement of financial position
Assets
Total current assets	1,367,727	-	1,367,727	1,683,371	-	1,683,371
Total non-current assets	1,852,040	4,457	1,856,497	842,909	4,457	847,366
Total Assets	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

Liabilities
Total current liabilities	1,819,565	1,118	1,820,683	1,039,015	1,118	1,040,133
Total non-current liabilities	908,885	3,339	912,224	994,074	3,339	997,413
Total equity	491,317	-	491,317	493,191	-	493,191
Total liabilities and equity	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Cash and banks	6,245	8,282	11,373	11,406
Government bonds (LFT)	-	20,898	-	20,898
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	6,245	29,180	11,373	32,304

4.2.    Short-term investments

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Fixed-income funds (a)	138,817	33,186	139,378	33,245
Equity securities (d)	-	14,101	-	14,101
Securities purchased under resale agreements (b)	433	1,524	433	1,524
Bank certificates of deposit (c)	10,136	47,950	10,329	49,025
Restricted credits	20,919	6,066	21,304	6,961

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	170,305	102,827	171,444	104,856

(a)    Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares.

(b)    As of June 30, 2019 and December 31, 2018, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)    As of June 30, 2019, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 102.5% (from 90% to 101.2% in 2018) of Interbank Deposit Certificates (CDI).

(d)    Equity securities are represented by investments in the shares of companies listed on Novo Mercado of B3, and which make up the IBrX index. These transactions were settled in the period ended February 8, 2019, and reported a gain of R$2,846.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2018.

5.   Trade accounts receivable of development and services

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Real estate development and sales	567,971	650,535	644,255	737,291
( - ) Allowance for expected credit losses	(21,102)	(18,159)	(21,102)	(18,159)
( - ) Allowance for cancelled contracts	(68,131)	(82,847)	(68,131)	(82,847)
( - ) Present value adjustments	(10,678)	(17,897)	(11,814)	(19,391)
Services and construction and other receivables	13,076	15,346	22,983	25,115

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	481,136	546,978	566,191	642,009

Current	376,323	391,557	449,356	467,992
Non-current	104,813	155,421	116,835	174,017

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Past due:
Up to 90 days	93,245	46,777	115,458	64,177
From 91 to 180 days	30,901	20,716	36,971	21,832
Over 180 days	78,858	71,384	103,537	90,818
	203,004	138,877	255,966	176,827

Maturity:
2019	76,907	357,216	72,607	396,266
2020	203,251	107,945	229,592	118,400
2021	88,880	55,922	99,388	64,392
2022	2,439	1,568	2,623	1,727
2023 onwards	6,566	4,353	7,062	4,794
	378,043	527,004	411,272	585,579

( - ) Present value adjustment	(10,678)	(17,897)	(11,814)	(19,391)
( - ) Allowance for expected credit losses and cancelled contracts	(89,233)	(101,006)	(89,233)	(101,006)

	481,136	546,978	566,191	642,009

During the period ended June 30, 2019, the changes in the allowance for doubtful accounts are summarized as follows:

	Receivables	Properties for sale (Note 6)

Balance at December 31, 2018	(101,006)	83,842
Additions (Note 22)	(3,049)	-
Write-offs / Reversals (Note 22)	14,822	(13,443)
Balance at June 30, 2019	(89,233)	70,399

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Land	326,744	293,626	436,853	403,524
( - ) Provision for loss on realization of land	(79,946)	(96,972)	(79,946)	(96,972)
( - ) Present value adjustment	(7,561)	(14,416)	(7,622)	(14,570)
Property under construction(Note 29)	261,108	327,980	337,471	403,732
Completed units	287,940	316,973	336,257	377,477
( - ) Provision for loss on realization of properties under construction and completed units	(65,279)	(66,106)	(66,804)	(67,632)
Allowance for cancelled contracts	70,399	83,842	70,399	83,842

Total properties for sale	793,405	844,972	1,026,608	1,089,401

Current portion	620,381	705,123	807,992	890,460
Non-current portion	173,024	139,804	218,616	198,941

In the period ended  June 30, 2019, the change in the provision for loss on realization of properties for sale is summarized as follows:

	Company	Consolidated
Balance at December 31, 2018	(163,078)	(164,603)
Write-offs (a)	17,853	17,853

Balance at June 30, 2019	(145,245)	(146,750)

(a)     The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2018.

7.   Other assets

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Advances to suppliers	8,663	6,735	9,432	7,424
Recoverable taxes (IRRF, PIS, COFINS, among other)	15,775	17,567	21,194	23,260
Judicial deposit (Note 16.a)	133,124	103,701	135,749	106,793
Total other assets	157,562	128,003	166,375	137,477

Current portion	64,877	35,396	71,397	42,283
Non-current portion	92,685	92,607	94,978	95,194

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.   Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2018	146,182	(71,340)	74,842	149,488	(71,340)	78,148
Reversal/Write-offs (a)	(49,833)	10,367	(39,466)	(49,833)	10,367	(39,466)
Balance at June 30, 2019	96,349	(60,973)	35,376	99,655	(60,973)	38,681

(a)      The amount of write-offs over the period mainly refers to the cancelled contract of land in  January 2019, located in the city of Rio de Janeiro, state of Rio de Janeiro.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries and jointly controlled investees

(i)       Information on subsidiaries, jointly-controlled investees and associates

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		06/30/2019	12/31/2018	06/30/2019	06/30/2019	06/30/2019	12/31/2018	06/30/2019	06/30/2018	06/30/2019	12/31/2018	06/30/2019	06/30/2018	06/30/2019	12/31/2018	06/30/2019	06/30/2018

Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	76,438	9,601	66,837	67,400	(563)	(2,255)	66,837	67,400	(563)	(2,255)	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	65,318	3,289	62,029	61,520	508	188	62,029	61,520	508	188	-	-	-	-
MaravilleGafsa SPE Emp. Imob. Ltda.	-	100%	100%	58,647	2,015	56,632	56,156	476	(648)	56,632	56,156	476	(648)	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	109,159	58,141	51,017	51,031	(13)	(183)	51,017	51,031	(13)	(183)	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	102,509	51,840	50,669	48,467	701	2,469	50,669	48,467	701	2,469	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	48,498	2,487	46,011	45,997	13	(22)	46,011	45,997	13	(22)	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,299	400	45,899	45,905	(6)	(197)	45,899	45,905	(6)	(197)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	44,171	467	43,705	43,703	2	(104)	43,705	43,703	2	(104)	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	45,550	1,983	43,566	43,612	(46)	(684)	43,566	43,612	(46)	(684)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	46,439	3,628	42,811	42,843	(32)	(6,808)	42,811	42,843	(32)	(6,808)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	40,707	850	39,857	39,933	(75)	(210)	39,857	39,933	(75)	(210)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	37,939	493	37,447	37,447	(1)	(27)	37,447	37,447	(1)	(27)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,526	5	29,520	29,520	-	(2)	29,520	29,520	-	(2)	-	-	-	-
Gafisa SPE-137 Emp. Imob. Ltda.	-	100%	100%	28,287	-	28,287	28,287	-	-	28,287	28,287	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	38,792	11,157	27,635	29,019	(1,384)	(912)	27,635	29,019	(1,384)	(912)	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	27,465	621	26,844	26,855	(12)	(156)	26,844	26,855	(12)	(156)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,617	8	26,609	26,605	3	13	26,609	26,605	3	13	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	26,064	1,661	24,403	25,169	(766)	(382)	24,403	25,169	(766)	(382)	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,765	14,670	24,095	24,095	-	(43)	24,095	24,095	-	(43)	-	-	-	-
Verdes Pracas Inc. Imobiliaria SPE Ltda.	-	100%	100%	25,613	2,945	22,668	22,686	(18)	283	22,668	22,686	(18)	283	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,923	95	21,828	21,828	-	(1)	21,828	21,828	-	(1)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,508	3	19,505	19,506	(1)	(23)	19,505	19,506	(1)	(23)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,825	154	17,672	17,648	23	34	17,672	17,648	23	34	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,215	12,682	16,533	16,512	21	83	16,533	16,512	21	83	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,232	1	16,231	16,228	4	6	16,231	16,228	4	6	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,829	125	15,704	15,694	10	(15)	15,704	15,694	10	(15)	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	16,943	1,247	15,696	15,456	240	(38)	15,696	15,456	240	(38)	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,596	5	15,591	15,591	-	(5)	15,591	15,591	-	(5)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,625	183,196	13,428	13,014	98	305	13,428	13,014	98	305	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,683	178	12,505	12,500	5	(28)	12,505	12,500	5	(28)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,398	288	11,110	11,091	19	22	11,110	11,091	19	22	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,942	841	9,101	8,360	741	(24)	9,101	8,360	741	(24)	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,138	294	8,844	8,845	-	(27)	8,844	8,845	-	(27)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	8,854	601	8,254	8,254	-	30	8,254	8,254	-	30	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,946	-	7,946	7,946	-	(2)	7,946	7,946	-	(2)	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,205	50	7,155	7,162	(7)	(5)	7,155	7,162	(7)	(5)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,205	1,779	6,426	6,426	-	(44)	6,426	6,426	-	(44)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,070	706	6,365	6,559	(194)	(28)	6,365	6,559	(194)	(28)	-	-	-	-
OCPC01 Adjustment –capitalized interests	(a)			-	-	-	-	-	-	21,871	22,005	-	(623)	-	-	-	-
Other (*)				147,453	96,054	51,398	55,964	(4,347)	(11,410)	49,620	54,089	(3,411)	(10,182)	-	-	-	-
Subtotal Subsidiaries				1,542,393	464,560	1,077,833	1,080,834	(4,601)	(20,850)	1,097,926	1,100,964	(3,665)	(20,245)	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries and jointly controlled investees --Continued

(i)       Information on subsidiaries, jointly-controlled investees and associates --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		06/30/2019	12/31/2018	06/30/2019	06/30/2019	06/30/2019	12/31/2018	06/30/2019	06/30/2018	06/30/2019	12/31/2018	06/30/2019	06/30/2018	06/30/2019	12/31/2018	06/30/2019	06/30/2018

Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	33,294	949	32,345	32,340	6	6	25,877	25,872	5	5	25,877	25.872	5	5
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	33,065	3,034	30,031	29,413	618	704	15,016	14,707	309	351	15,016	14.707	309	351
Varandas Grand Park Emp. Im. SpeLtda	(b)	50%	50%	47,848	20,190	27,659	24,989	1,856	799	13,829	12,495	1,360	506	13,829	12.495	1.360	506
Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	33,838	9,513	24,325	22,537	1,787	(20,854)	12,162	11,268	894	(10,426)	12,162	11.268	894	(10.426)
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	26,406	3,594	22,813	31,153	1,321	1,472	11,406	15,577	506	627	11,406	15.577	506	627
Atins Emp. Imob.s Ltda.	-	50%	50%	25,100	5,258	19,842	17,729	2,112	998	9,921	8,864	1,057	499	9,921	8.864	1.057	499
FIT 13 SPE Emp. Imobiliários Ltda.	-	50%	50%	22,995	3,226	19,769	19,706	64	99	9,885	9,853	32	49	9,885	9.853	32	49
Performance Gafisa General SeverianoLtda	-	50%	50%	11,915	70	11,845	11,701	147	113	5,923	5,850	73	57	5,923	5.850	73	57
Other (*)	(b)			114,950	70,256	44,692	56,340	(1,984)	(1,890)	24,104	30,223	(918)	(1,661)	34,341	40.450	(896)	(1.574)
Subtotal Jointly-controlled investees				349,411	116,090	233,321	245,908	5,927	(18,553)	128,123	134,709	3,318	(9,993)	138,360	144.936	3.340	(9.906)

Associates:
Alphaville Urbanismo S.A.	(e)	30%	30%	1,697,199	3,013,469	(1,316,271)	(937,369)	(419,334)	(290,045)	-	-	-	-	-	-	-	-
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	5,663	1,458	4,205	14,465	1,503	368	2,102	7,233	752	184	2,102	7.233	752	184
Other (*)				1,165	39	1,126	1,134	(6)	2	508	510	(3)	3	1,235	1.236	(4)	3
Subtotal Associates				1,704,027	3,014,966	(1,310,940)	(921,770)	(417,837)	(289,675)	2,610	7,743	749	187	3,337	8.469	748	187

Subtotal subsidiaries, jointly-controlled investees and associates				3.595.831	3.595.616	214	404,972	(416,511)	(329,078)	1,228,659	1,243,416	402	(30,051)	141,697	153,405	4,088	(9,719)

Goodwill based on inventory surplus	-									3,000	3,000			-	-
Goodwill from remeasurement of investment in associate	(c)									161,100	161,100			161,100	161,100

Total investments										1,392,759	1,407,516	402	(30,051)	302,797	314,505	4,088	(9,719)
(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (d):	06/30/2019	12/31/2018	06/30/2019	06/30/2019	06/30/2019	12/31/2018	06/30/2019	06/30/2018	06/30/2019	12/31/2018	06/30/2019	06/30/2018	06/30/2019	12/31/2018	06/30/2019	06/30/2018

Reserva das Palmeiras Incorp. SPE Ltda.	100%	100%	(624)	2,986	(3,610)	(3,598)	(11)	(4,751)	(3,610)	(3,598)	(11)	(4,751)	-	-	-	-
Manhattan Square Em. Im. Res. 01 Ltda	50%	50%	3,330	9,799	(6,468)	(2,247)	(205)	(100)	(3,235)	(1,124)	(2,111)	(271)	(3,235)	(1,124)	(2,111)	(271)
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	2,775	9,178	(6,402)	(4,225)	(146)	(723)	(3,201)	(2,113)	(1,088)	(536)	(3,201)	(2,113)	(1,088)	(536)
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	1	1,244	(1,243)	(1,013)	(230)	(314)	(1,243)	(1,013)	(230)	(314)	-	-	-	-
Other (*)			257	797	(542)	(1,219)	46	3,233	(226)	(575)	(126)	3,237	(25)	(298)	895	10
Total provision for net capital deficiency			5,739	24,004	(18,265)	(12,302)	(546)	(2,655)	(11,515)	(8,423)	(3,566)	(2,635)	(6,461)	(3,535)	(2,304)	(797)

Total Income from equity method investments											(3,164)	(32,686)			1,784	(10,516)

(*)Includes companies with investment balances below R$ 5,000).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries and jointly controlled investees --Continued

(a)    Financial charges of the Company not recorded in the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$2,295 in Income from equity method investments for the period ended June 30, 2019 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100.

(d)    Provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Cash and cash equivalents	Not available	11,282	3,858	989	34,755	33,193	1,814	1,511
Current assets	Not available	974,853	1,274,794	1,278,206	317,001	322,413	6,749	18,253
Non-current assets	Not available	908,617	267,599	275,032	32,410	47,892	79	43
Current liabilities	Not available	594,844	438,668	433,047	92,279	95,864	1,267	1,782
Non-current liabilities	Not available	2,255,091	25,892	39,357	23,811	28,533	230	915

	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Net revenue	(1.811)	152,025	33,117	73,693	38,153	31,996	227	360
Operating costs	Not available	Not available	(25,941)	(88,825)	(28,123)	(42,366)	(26)	(353)
Depreciation and Amortization	Not available	Not available	(740)	(694)	(21)	(3)	-	-
Financial income (expenses)	Not available	Not available	(33)	(3,425)	85	(2,816)	214	1
Income tax and social contribution	Not available	Not available	(704)	(1,666)	(1,000)	(932)	(66)	(20)
Profit (loss) from Continued Operations	(419,334)	(290,045)	(4,601)	(50,200)	5,927	(18,553)	1,497	370

(iii)  Change in investments

	Company	Consolidated

Balance at December 31, 2018	1,407,516	314,505
Income from equity method investments	402	4,088
Capital contribution (decrease)	(15,860)	(17,697)
Transfer of investments with net capital deficiency	11	-
Dividends receivable	(1,040)	-
Other investments	1,730	1,901
Balance at June 30, 2019	1,392,759	302,797

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 9 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

During the period ended June 30, 2019, the changes in property and equipment items are summarized below.

			Company					Consolidated
Type	12/31/2018	First-time adoption CPC 06 (R2) (Note 3)	Addition	Write-off	100% depreciated items	06/30/2019	12/31/2018	First-time adoption CPC 06 (R2) (Note 3)	Addition	Write-off	100% depreciated items	06/30/2019
Cost
Hardware	10,108	-	318	-	(404)	10,022	10,297	-	318	-	(404)	10,211
Leasehold improvements and installations	785	-	-	-	-	785	834	-	-	-	(63)	771
Furniture and fixtures	637	-	-	-	-	637	764	-	-	-	(1)	763
Machinery and equipment	2,640	-	-	-	(79)	2,561	2,640	-	-	-	(79)	2,561
Right-of-use assets	-	4,457	-	(531)	-	3,926	4,457	4,457	-	(531)	-	3,926
Sales stands	11,001	-	1,562	(1,727)	-	10,836	16,541	-	1,593	(1,727)	-	16,407
	25,171	4,457	1,880	(2,258)	(483)	28,767	31,076	4,457	1,911	(2,258)	(547)	34,639

Accumulated depreciation
Hardware	(2,100)	-	(1,659)	-	404	(3,355)	(2,129)	-	(1,684)	-	404	(3,409)
Leasehold improvements and installations	(427)	-	(178)	-	-	(605)	(436)	-	(184)	-	63	(557)
Furniture and fixtures	(447)	-	(32)	-	-	(479)	(563)	-	(32)	-	1	(594)
Machinery and equipment	(2,136)	-	(130)	-	79	(2,187)	(2,136)	-	(130)	-	79	(2,187)
Right-of-use assets	-	(923)	-	-	-	(923)	-	(926)	-	-	-	(936)
Sales stands	(2,777)	-	(2,702)	1,696	-	(3,783)	(5,739)	-	(3,290)	1,696	-	(7,333)
	(7,887)	(923)	(4,701)	1696	483	(11,332)	(11,003)	(926)	(5,320)	1,696	547	(15,006)

Total property and equipment	17,284	3,534	(2,821)	(562)	-	17,435	20,073	3,531	(3,409)	(562)	-	19,633

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2018.

11. Intangible assets

During the period ended June 30, 2019, the changes in intangible asset items are summarized below.

	Company
	12/31/2018					06/30/2019
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	24,885	468	-	-	(5,825)	19,528
Software – Depreciation	(13,886)	-	-	(2,407)	5,825	(10,468)
Total intangible assets	10,999	468	-	(2,407)	-	9,060

	Consolidated
	12/31/2018					06/30/2019
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	26,285	468	-	-	(5,305)	20,928
Software – Depreciation	(14,515)	-	-	(2,527)	5,305	(11,217)
Total intangible assets	11,770	468	-	(2,527)	-	9,711

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	06/30/2019	12/31/2018	06/30/2019	12/31/2018

National Housing System - SFH /SFI	July 2019 to July 2021	8.30% to 14.20% + TR 12.87% to 143% of CDI	419,955	464,992	461,640	528,140
Certificate of Bank Credit - CCB (i)	March 2021 to August 2021	Fixed 19.56% 2.5%/ 3.70%/ 4.25%+CDI	54,376	95,607	54,376	95,607
Other transactions			9,613	-	9,613	-

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii)			483,944	560,599	525,629	623,747

Current			300,177	180,702	322,685	213,395
Current – reclassification for breach of covenant			10.008	72,217	10,008	72,217
Current portion			310,185	252,919	332,693	285,612
Non-current portion			173,759	307,680	192,936	338,135

(i) In the period ended June 30, 2019, the Company made payments in the total amount of R$114,554, of which R$96,667 related to principal and R$17,887 related to the interest payable. Additionally, during the period the Company contracted a CCB transaction in the amount of R$10,000, with final maturity in April 2022.

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	06/30/2019	12/31/2018	06/30/2019	12/31/2018

2019	220,383	252,919	233,150	285,612
2020	149,007	186,163	177,925	216,618
2021	110,794	121,517	110,794	121,517
2022	3,760	-	3,760	-
	483,944	560,599	525,629	623,747

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill certain restrictive covenants. In the period ended June 30, 2019, the amount of R$10,008 was reclassified into short term in view of the need to re-establish guarantees with the financial institution. The Company analyzed other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned breach.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	06/30/2019	12/31/2018

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (a)	Settled debt	152.53%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	4.67 times	4.51 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	11.30 times	7.09 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	21.94%	45.44%
Total receivables(1) plus unappropriated income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.02 times	1.81 time
Total accounts receivable(1) plus total inventories required to be below zero or 2.0 times over net debt	3.67 times	3.17 times

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

For the year ended December 31, 2018, the covenant limit is 100%, according to the waiver obtained from the creditor.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing --Continued

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Total financial charges for the year	35,119	42,587	36,812	52,172
Capitalized financial charges (Note 30.i)	(11,842)	(4,618)	(17,057)	(16,643)
Subtotal (Note 24)	23,277	37,969	19,755	35,529

Financial charges included in “Properties for sale”:

Opening balance	211,465	290,631	223,807	301,025
Capitalized financial charges	11,842	4,618	17,057	16,643
Financial charges related to cancelled land contract (Note 8.1)	(8,955)	-	(8,955)	-
Charges recognized in profit or loss (Note 23)	(17,229)	(59,584)	(23,208)	(67,814)
Closing balance	197,123	235,665	208,701	249,854

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$483,785 (R$552,752 as of December 31, 2018).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2018.

13. Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	06/30/2019	12/31/2018

Tenth placement (i)	36,667	IPCA + 8.37%	January 2021	48,448	49,299
Eleventh placement – 1st series A (ii)	65,799	CDI + 5.25%	February 2020	65,568	69,831
Twelfth placement (iii)	63,731	CDI + 3.75%	July 2020	63,120	65,714
Thirteenth placement (iv)	64,401	CDI + 3.00%	June 2022	64,425	80,822
Fourteenth placement (v) (a)	3,500	CDI + 5.00%	October 2020	3,525	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.iii)				245.086	265.666

Current portion				170,955	62,783
Non-current portion				74,131	202,883

(a)     On April 14, 2019, the Company approved the 14th Private Placement of Non-convertible Debentures, with general guarantee, in sole series in the total amount of up to R$40,000, with final maturity in October 2020. The net proceeds from the placement will be fully and solely used in the development of real estate ventures called “Gafisa Square Ipiranga” and “Moov Espaço Cerâmica”, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the Placement will accrue interest corresponding to the cumulative change in Interbank Deposit (DI) plus a surcharge equivalent to 5%p.a..

In the period ended June 30, 2019, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	-	3,787	3,787
(ii)	3,271	4,321	7,592
(iii)	2,938	3,172	6,110
(iv)	16,391	3,365	19,756
	22,600	18,432	41,032

The current and non-current portions fall due as follows.

	Company and Consolidated
Maturity	06/30/2019	12/312018

2019	41,387	62,783
2020	160,468	157,700
2021	41,644	43,391
2022	1,587	1,792
	245,086	265,666

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	06/30/2019	12/31/2018

Tenth placement
Total account receivable(1) plus inventory required to be below zero or 2.0 times over net debt less venture debt(2)	17.08 times	12.87 times
Total debt less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus noncontrolling interests	21.94%	22.73%

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2018.

14. Obligations assumed on assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Obligation CCI June/2011	412	376	904	882
Obligation CCI December/2011	255	363	255	372
Obligation CCI July/2012	4	10	4	10
Obligation CCI November/2012	-	-	2,530	2,547
Obligation CCI December/2012	2,899	3,151	2,899	3,151
Obligation CCI November/2013	341	348	1,829	1,877
Obligation CCI November/2014	1,274	1,299	1,852	1,895
Obligation CCI December/2015	3,420	3,569	7,565	7,797
Obligation CCI March/2016	9,036	8,863	9,848	9,645
Obligation CCI May/2016	4,540	5,064	6,078	6,790
Obligation CCI August/2016	3,039	2,985	3,120	3,075
Obligation CCI December/2016	7,064	7,158	7,332	7,441
Obligation CCI March/2017	10,933	11,458	11,186	11,704
Obligation FIDC		-		-
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	43,217	44,644	55,402	57,186

Current portion	18,506	18,554	24,969	25,046
Non-current potion	24,711	26,090	30,433	32,140

Current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	06/30/2019	12/31/2018	06/30/2019	12/31/2018

2019	15,287	18,554	21,086	25,046
2020	10,350	10,326	13,139	12,381
2021	6,635	5,366	8,563	7,791
2022	3,259	2,629	3,833	3,092
2023 onwards	7,686	7,769	8,781	8,876
	43,217	44,644	55,402	57,186

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Other payables

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Cancelled contract payable and allowance for cancelled contracts	61,692	71,065	78,715	89,461
Warranty provision	20,158	21,940	20,158	21,940
Long-term PIS and COFINS (deferred and payable)	6,625	8,284	7,360	9,622
Provision for net capital deficiency (Note 9.i.d)	11,515	8,423	6,461	3,535
Long-term suppliers(Note 20.i.d)	9,179	12,049	9,998	14,734
Forward transactions–Share Repurchase Program (Note 20.ii a and 20.iii)	-	38,879	-	38,879
Share-based payment - Phantom Shares (Note 18.4)	1,319	4,602	1,319	4,602
Other liabilities	6,460	9,418	8,292	11,038
Total other payables	116,948	174,660	132,303	193,811

Current portion	102,633	156,498	119,472	173,951
Non-current portion	14,315	18,162	12,831	19,860

16. Provisions for legal claims and commitments

During the period ended June 30, 2019, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2018	235,294	637	55,133	291,064
Additional provision (Note 23) (i)	33,478	1,257	10,643	45,378
Payment and reversal of provision not used	(33,690)	-	(10,198)	(43,888)
Balance at June 30, 2019	235,082	1,894	55,578	292,554

Current portion	157,764	581	17,993	176,338
Non-current portion	77,318	1,313	37,585	116,216

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2018	235,482	637	57,690	293,809
Additional provision (Note 23) (i)	33,655	1,257	10,973	45,885
Payment and reversal of provision not used	(33,688)	-	(10,109)	(43,797)
Balance at June 30, 2019	235,449	1,894	58,554	295,897

Current portion	157,764	581	17,993	176,338
Non-current portion	77,685	1,313	40,561	119,559

(i)   Of this amount: (a) R$ 4,520 refers to the provision for civil lawsuits due to late delivery of units; (b) R$ 3,104 refers to the provision for a lawsuit that claims damages, due to the supposed construction defect in a venture located in Rio de Janeiro, state of Rio de Janeiro.

(a)     Civil lawsuits, tax proceedings and labor claims

As of June 30, 2019, the Company and its subsidiaries have deposited in court the amount of R$133,124 (R$103,701 in 2018) in the Company’s balance, and R$135,749 (R$106,793 in 2018) in the consolidated balance (Note 7).

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Civil lawsuits	58,269	48,411	58,405	48,992
Tax proceedings	52,984	38,859	53,825	40,031
Labor claims	21,871	16,431	23,519	17,770
Total (Note 7)	133,124	103,701	135,749	106,793

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments --Continued

(a)   Civil lawsuits, tax proceedings and labor claims --Continued

(i)               Lawsuits in which likelihood of loss is rated as possible

As of June 30, 2019, Company and its subsidiaries are aware of other civil, labor and tax claims and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$403,405 (R$318,322 in 2018) in the Company’s statement and R$404,669 (R$319,902 in 2018) in the consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Civil lawsuits	278,245	197,090	278,311	197,142
Tax proceedings	98,671	94,341	98,906	94,541
Labor claims	26,489	26,891	27,452	28,219
Total	403,405	318,322	404,669	319,902

(b)      Payables related to the completion of real estate ventures

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2018.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company currently has commitments related to the rental of a commercial property where its facilities are located, at a monthly cost of R$88 (rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and the contract expires in January 2024.

The estimate of minimum future rent payments totals R$5,259, considering the above-mentioned contract expiration, as follows:

Consolidated
Estimate of payment	06/30/2019

2019	502
2020	1,095
2021	1,139
2022	1,184
2023 onwards	1,339
5,259

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Payables for purchase of properties	July 2019 to November 2022	83,304	122,072	97,859	137,170
Present value adjustment		(7,644)	(14,455)	(8,169)	(15,075)
Advances from customers
Development and sales		3,032	9,337	3,587	12,069
Barter transaction - Land(Note 30 (i))		105,448	117,145	161,284	175,267

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		184,140	234,099	254,561	309,431

Current portion		67,727	82,264	96,979	113,355
Non-current portion		116,413	151,835	157,582	196,076

Current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	06/30/2019	12/31/2018	06/30/2019	12/31/2018

2019	67,728	82,265	96,991	113,354
2020	28,129	56,591	38,293	85,504
2021	42,272	44,203	45,634	50,954
2022	34,223	50,130	55,627	58,696
2023 onwards	11,788	910	18,016	923
	184,140	234,099	254,561	309,431

18. Equity

18.1.  Capital

On June 24, 2019, the Board of Directors ratified the increase in capital approved in its meeting held on April 15, 2019, by subscription and payment of 26,273,962 new common shares, of which 12,170,035 are new shares subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.12, and 14,103,927 are new shares subscribed and paid-in by the shareholders who subscribed the remaining shares of the capital increase at the price of R$4.96, totaling R$62,311 and R$69,955, respectively.

Therefore, as of June 30, 2019 the Company's authorized and paid-in capital amounted to R$2,653,584 (R$2,521,319 as of December 31, 2018), represented by 71,031,876 (43,357,589 as of December 31, 2018) registered common shares, with no par value, of which 3,331,542 (3,943,420 in 2018) were held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 120,000,000 (one hundred and twenty million) common shares.

On April 24, 2019, the Company disclosed a Notice to the Market informing about the re-issue of 1,400,325 shares of the Company, related to the previously cancelled shares, of which (i) 1,030,325 shares had been cancelled in the meeting of the Board of Directors on December 19, 2018; and (ii) 370,000 shares had been cancelled on January 22, 2019, according to the resolution taken at the Extraordinary Shareholders’ Meeting held on April 15, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.1.  Capital --Continued

During the period ended June 30, 2019, the Company transferred 9,174 shares (13,319 in 2018), in the total amount of R$141 (R$530 in 2018) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$148 (R$418 in 2018).

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	06/30/2019	12/31/2018	06/30/2019	12/31/2018
2001	11/20/2001	44,462	38.9319	0.11%	170	751	1,731	1,731

2013	Acquisition	1,372,096	51.9927	3.35%	5,258	23,188	71,339	71,339

2014	Acquisition	3,243,947	35.5323	7.92%	12,431	54,823	115,265	115,265
2014	Transfer	(405,205)	43.3928	-0.99%	(1,553)	(6,848)	(17,583)	(17,583)
2014	Cancellation	(2,039,086)	44.9677	-4.98%	(7,814)	(34,461)	(91,693)	(91,693)

2015	Acquisition	884,470	27.3124	2.16%	3,389	14,948	24,157	24,157
2015	Transfer	(90,622)	33.3473	-0.22%	(347)	(1,531)	(3,022)	(3,022)
2015	Cancellation	(2,225,020)	33.3543	-5.43%	(8,527)	(37,603)	(74,214)	(74,214)

2016	Acquisition	334,020	26.0254	0.82%	1,280	5,645	8,693	8,693
2016	Transfer	(68,814)	31.2290	-0.17%	(264)	(1,163)	(2,149)	(2,149)

2017	Transfer	(112,203)	30.6320	-0.27%	(430)	(1,896)	(3,435)	(3,435)

2018	Acquisition	13,221,300	13.4953	32.26%	50,667	223,440	178,425	178,425
2018	Transfer	(17,319)	30.6022	-0.04%	(66)	(293)	(530)	(530)
2018	Cancellation	(1,030,326)	14.4847	-2.51%	(3,948)	(17,412)	(14,924)	(14,924)
2018	Disposal	(9,168,280)	16.1463	-22.37%	(35,135)	(154,944)	(133,110)	(133,110)

2019	Acquisition	6,794,011	14.7355	16.58%	26,036	-	100,113	-
2019	Transfer	(9,174)	15.3695	-0.02%	(35)	-	(141)	-
2019	Cancellation	(370,000)	15.5324	-0.90%	(1,417)	-	(5,747)	-
2019	Disposal	(7,026,714)	14.8778	-17.15%	(26,928)	-	(104,542)	-
		3,331,542	14.5977	8.13%	12,768	66,644	48,633	58,950

(*)    Market value calculated based on the closing share price on June 30, 2019 of R$3.83(R$16,90 in 2018) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1 performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits(Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2018	38,599
Subscription of shares	27,674
Transfer related to the stock option plan	9
Repurchase of shares	(7,164)
Disposal of shares	7,027
Cancellation of treasury shares	370
Change in shares held by the management members of the Company	1,175
Outstanding shares as of June 30, 2019	67,690

Weighted average shares outstanding (Note 27)	44,442

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.2.  Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the periods ended June 30, 2019 and 2018:

	Company and Consolidated
	06/30/2019	06/30/2018

Equity-settled stock option plans	294	1,777
Phantom Shares	(3,166)	(499)
Total option grant expenses (Note 23)	(2,872)	1,278

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the period ended June 30, 2019 and year ended December 31, 2018, including the respective weighted average exercise prices are as follows:

	2019		2018
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,239,557	15.58	841,172	16.99
Options granted	-	-	2,685,474	15.00
Options exercised (i)	(9,174)	(16.16)	(21,079)	(16.25)
Options cancelled for forfeiture	-	-	(2,252,076)	(15.00)
Options cancelled and adjustment to the number due to the discontinued operations of Tenda, net	-	-	(13,934)	(0.09)
Options outstanding at the end of the period	1,230,383	15.58	1,239,557	15.58

(i) In the period ended June 30, 2019, the amount received through exercised options was R$148 (R$418 in 2018).

As of June 30, 2019, the stock options outstanding and exercisable are as:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,230,383	8.06	15.58	519,064	19.47

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.2.  Stock option plan -- Continued

During the period ended June 30, 2019, the Company did not grant options in connection with its stock option plans of common shares (2,685,474 options granted in 2018).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Option format.

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of June 30, 2019, the amount of R$1,319 (R$4,602 in 2018), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2018.

19. Income tax and social contribution

The reconciliation of the effective tax rate for the periods ended June 30, 2019 and 2018 is as follows:

	Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Loss before income tax and social contribution, and statutory interest	(59,078)	(78,475)	(58,363)	(78,032)
Income tax calculated at the applicable rate - 34%	59,078	26,682	19,843	26,531

Net effect of subsidiaries and ventures taxed by presumed profit and RET	-	-	(1,087)	(18,448)
Income from equity method investments	(1,208)	(20,880)	475	(3,362)
Stock option plan	(100)	(604)	(100)	(604)
Other permanent differences	404	(777)	404	(777)
Charges on payables to venture partners	6	(108)	7	241
Unrecognized tax credits	(19,189)	(4,313)	(20,255)	(5,245)
	-	-	(713)	(1,664)

Tax expenses - current	-	-	(713)	(1,664)
Tax income (expenses) - deferred	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Income tax and social contribution --Continued

 (i)   Deferred income tax and social contribution

As of June 30, 2019 and December 31, 2018, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Assets
Provisions for legal claims	99,468	98,962	100,605	99,895
Temporary differences – Deferred PIS and COFINS	15,445	15,722	15,445	15,722
Provisions for realization of non-financial assets	254,665	264,022	254,665	264,022
Temporary differences – CPC adjustment	17,751	22,796	17,751	22,796
Other provisions	17,394	11,838	17,394	11,838
Income tax and social contribution loss carryforwards	389,707	356,474	409,102	375,007
	794,430	769,814	814,962	789,280

Unrecognized tax credits of continued operations	(705,589)	(686,400)	(726,121)	(705,866)
	(705,589)	(686,400)	(726,121)	(705,866)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences –CPC adjustment	(64,809)	(67,170)	(64,809)	(67,170)
Income taxed between cash and accrual basis	(71,335)	(63,547)	(71,335)	(63,547)
	(138,213)	(132,786)	(138,213)	(132,786)

Total net	(49,372)	(49,372)	(49,372)	(49,372)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	Company
	06/30/2019			12/31/2018
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,146,191	1,146,191	-	1,048,452	1,048,452	-
Deferred tax asset (25%/9%)	286,548	103,157	389,705	262,113	94,361	356,474
Recognized deferred tax asset	14,753	5,311	20,064	15,273	5,498	20,771
Unrecognized deferred tax asset	271,795	97,846	369,641	246,840	88,863	335,703
	Consolidated
	06/30/2019			12/31/2018
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,203,235	1,203,235		1,104,648	1,104,648	-
Deferred tax asset (25%/9%)	300,809	108,291	409,100	276,162	99,418	375,580
Recognized deferred tax asset	14,753	5,311	20,064	15,273	5,498	20,771
Unrecognized deferred tax asset	286,056	102,980	389,036	260,889	93,920	354,809

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2018.

20. Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of ongoing monitoring of the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the risk factors described below:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2018.

b)    Derivative financial instruments

As of June 30, 2019, the Company did not have any derivative instrument to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

During the period ended June 30, 2019, there was no income amount (R$20 in 2018) in the Company’s and Consolidated statements, related to the net proceeds of interest swap transaction.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2018.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2018.

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Period ended June 30, 2019	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing(Note 12)	310,185	173,759	-	-	483,944
Debentures (Note 13)	170,955	74,131	-	-	245,086
Obligations assumed on assignment of receivables (Note 14)	18,506	16,076	4,529	4,106	43,217
Suppliers(Note 15 and Note 20.ii.a)	152,144	9,179	-	-	161,323
Payables for purchase of properties and advance from customers (Note 17)	67,727	70,401	46,012	-	184,140
	719,517	343,546	50,541	4,106	1,117,710
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	176,550	-	-	-	176,550
Trade account receivable (Note 5)	376,323	97,016	7,799	-	481,136
	552,873	97,016	7,799	-	657,686

Period ended June 30, 2019	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	332,693	192,936	-	-	525,629
Debentures (Note 13)	170,955	74,131	-	-	245,086
Obligations assumed on assignment of receivables (Note 14)	24,969	21,780	5,393	3,260	55,402
Suppliers (Note 15 and Note 20.ii.a)	161,722	9,998	-	-	171,720
Payables for purchase of properties and advance from customers (Note 17)	96,979	38,333	119,249	-	254,561
	787,318	337,178	124,642	3,260	1,252,398
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	182,817	-	-	-	182,817
Trade account receivable (Note 5)	449,356	108,356	8,479	-	566,191
	632,173	108,356	8,479	-	749,008

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2018 to determine and disclose the fair value of financial instruments by valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of June 30, 2019 and December 31, 2018:

	Company			Consolidated
	Fair value classification
As of June 30, 2019	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	170,305	-	-	171,444	-

	Company			Consolidated
	Fair value classification
As of December 31, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	102,827	-	-	104,856	-

During the period ended June 30, 2019, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

(ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2018 to estimate the fair value of each financial instrument class for which the estimate of value is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of June 30, 2019 and December 31, 2018, classified into Level 2 of the fair value classification, are as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments —Continued

(ii)   Fair value of financial instruments --Continued

a)    Fair value measurement --Continued

	Company
	06/30/2019		12/31/2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	6,245	6,245	29,180	29,180	(*)
Short-term investments (Note 4.2)	170,305	170,305	102,827	102,827	(*)
Trade accounts receivable (Note 5)	481,136	481,136	546,978	546,978	(**)
Loans receivable (Note 21.1)	30,727	30,727	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	483,944	502,909	560,598	491,198	(**)
Debentures (Note 13)	245,086	278,727	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	-	-	38,879	38,879	(**)
Suppliers	161,323	161,323	128,997	128,997	(**)
Obligations assumed on assignment of receivables (Note 14)	43,217	43,217	44,644	44,644	(**)
Payables for purchase of properties and advance from customers (Note 17)	184,140	184,140	234,099	234,099	(**)
Loans payable (Note 21.1)	8,413	8,413	15,451	15,451	(**)

	Consolidated
	06/30/2019		12/31/2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	11,373	11,373	32,304	32,304	(*)
Short-term investments (Note 4.2)	171,444	171,444	104,856	104,856	(*)
Trade accounts receivable (Note 5)	566,191	566,191	642,009	642,009	(**)
Loans receivable (Note 21.1)	30,724	30,724	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	525,629	502,909	623,747	555,855	(**)
Debentures (Note 13)	245,086	278,727	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	-	-	38,879	38,879	(**)
Suppliers	171,720	171,720	134,581	134,581	(**)
Obligations assumed on assignment of receivables (Note 14)	55,402	55,402	57,186	57,186	(**)
Payables for purchase of properties and advance from customers (Note 17)	254,561	254,561	309,431	309,431	(**)
Loans payable (Note 21.1)	8,413	8,413	15,451	15,451	(**)

(*) Fair value through profit or loss

(**) Amortized cost

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2018.

(b)     Risk of debt acceleration

As of June 30, 2019, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(b)     Risk of debt acceleration --Continued

As mentioned in Note 12, the balance of certain bank loan contracts was reclassified into short term, because of the assignment, in 2016 and 2017,of receivables provided in guarantee to financing contracts.

The Company analyzed other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned breach.

(iii)  Capital stock management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2018.

The Company included in its net debt structure: loans and financing, debentures, less cash and cash equivalents and short-term investments:

	Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Loans and financing (Note 12)	483,944	560,599	525,629	623,747
Debentures (Note 13)	245,086	265,666	245,086	265,666
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(176,550)	(132,007)	(182,817)	(137,160)
Net debt	552,480	694,258	587,898	752,253
Equity	573,554	491,317	575,353	493,191

(iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended June 30, 2019 describes the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of June 30, 2019, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and Broad Consumer Price Index (IPCA);

c)   Accounts receivable and payable for purchase of property, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended June 30, 2019, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 6.35%, TR at 0%, INCC at 3.86%, IPCA at 3.37% and IGP-M at 6.53%. The scenarios considered were as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown at June 30, 2019. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/Decrease of CDI	894	2,234	4,469	(894)	(2,234)	(4,469)
Loans and financing	Increase/Decrease of CDI	(1,469)	(3,671)	(7,343)	1,469	3,671	7,343
Debentures	Increase/Decrease of CDI	(1,152)	(2,881)	(5,761)	1,152	2,881	5,761

Net effect of CDI change		(1,727)	(4,318)	(8,635)	1,727	4,318	8,635

Loans and financing	Increase/Decrease of TR	-	-	-	-	-	-

Net effect of TR change		-	-	-	-	-	-

Debentures	Increase/Decrease of IPCA	(158)	(394)	(789)	158	394	789

Net effect of IPCA change		(158)	(394)	(789)	158	394	789

Accounts receivable	Increase/Decrease of INCC	1,148	2,870	5,741	(1,148)	(2,870)	(5,741)
Payables for purchase of properties	Increase/Decrease of INCC	(946)	(2,365)	(4,730)	946	2,365	4,730

Net effect of INCC change		202	505	1,011	(202)	(505)	(1,011)

Accounts receivable	Increase/Decrease of IGP-M	1,577	3,941	7,883	(1,577)	(3,941)	(7,883)

Net effect of IGP-M change		1,577	3,941	7,883	(1,577)	(3,941)	(7,883)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current account	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Assets
Current account(a):
Total SPEs	607	606	48,850	51,624
Subsidiaries	-	-	39,913	43,004
Jointly-controlled investees	574	573	8,904	8,587
Associates	33	33	33	33
Condominium and consortia (b) and thirty party’s works (c)	12,814	13,036	12,817	13,036
Loan receivable (d) (Note 20.ii.a)	30,727	28,409	30,724	28,409
Dividends receivable	12,522	12,977	-	-
	56,670	55,028	92,391	93,069

Current portion	25,943	26,619	61,664	64,660
Non-current	30,727	28,409	30,727	28,409

Liabilities
Current account (a):
Total SPEs and Tenda	(917,349)	(924,152)	(37,965)	(40,713)
Subsidiaries	(895,431)	(899,219)	(16,048)	(15,780)
Jointly-controlled investees	(19,399)	(16,532)	(19,398)	(16,532)
Associates	(2,519)	(8,401)	(2,519)	(8,401)
Loan payable(d) (Note 20.ii.a)	(8,413)	(15,451)	(8,413)	(15,451)
	(925,762)	(939,603)	(46,378)	(56,164)

Current portion	(925,762)	(939,603)	(46,378)	(56,164)
Non-current portion	-	-	-	-

The composition, nature and conditions of the loans receivable and payable thus far by the Company are as shown below. Loans have maturity from July 2019 and are tied to the cash flows of the related ventures.

	Company and Consolidated
	06/30/2019	12/31/2018	Type	Interest rate

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	5,794	5,486	Construction	12% p.a. + IGPM
Manhattan Residencial I	391	685	Construction	10% p.a. + TR
Target Offices &Mall	24,542	22,238	Construction	12% p.a. + IGPM
Total receivable	30,727	28,409

Dubai Residencial	996	4,787	Construction	6% p.a.
Parque Árvores	4,543	7,877	Construction	6% p.a.
Parque Águas	2,874	2,787	Construction	6% p.a.
Total payable	8,413	15,451

In the period ended June 30, 2019 the recognized financial income from interest on loans amounted to R$2,731 (R$2,289 in 2018) in the Company’s  and Consolidated statement (Note 24).

The information regarding management transactions and compensation is described in Note 25.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 21 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties --Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$184,516 as of June 30, 2019 (R$218,344 as of December 31, 2018).

22. Net operating revenue

	Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Gross operating revenue
Real estate development, sale, barter transactions and construction services	168,984	486,317	198,631	552,588
(Recognition) Reversal of allowance for expected credit losses and cancelled contracts (Note 5)	12,464	11,153	12,464	11,153
Taxes on sale of real estate and services	(15,112)	(44,779)	(16,015)	(48,073)
Net operating revenue	166,336	452,691	195,080	515,668

23. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Cost of real estate development and sale:
Construction cost	(80,021)	(226,077)	(97,295)	(210,495)
Land cost	(17,825)	(41,364)	(23,542)	(111,251)
Development cost	(2,896)	(13,617)	(3,983)	(16,093)
Capitalized financial charges (Note 12)	(17,229)	(59,584)	(23,208)	(67,814)
Maintenance / warranty	(3,634)	(7,730)	(3,634)	(7,730)
Total cost of real estate development and sale	(121,605)	(348,372)	(151,662)	(413,383)

Selling expenses:
Product marketing	(3,133)	(22,237)	(3,563)	(24,825)
Brokerage and sale commission	(1,938)	(15,835)	(2,470)	(19,915)
Customer Relationship Management (CRM) and corporate marketing	(2,756)	(6,846)	(3,346)	(7,683)
Other	(125)	56	(134)	34
Total selling expenses	(7,952)	(44,862)	(9,513)	(52,389)

General and administrative expenses:
Salaries and payroll charges	(6,369)	(12,562)	(7,929)	(16,584)
Employee benefits	(728)	(1,426)	(907)	(1,882)
Travel and utilities	(12)	(226)	(15)	(298)
Services	(4,251)	(5,993)	(5,293)	(7,912)
Rents and condominium fees	(2,490)	(2,311)	(3,100)	(3,051)
IT	(2,930)	(4,294)	(3,647)	(5,668)
Stock option plan (Note 18.2)	2,872	(1,278)	2,872	(1,278)
Reserve for profit sharing (Note 25.iii)	(500)	(2,504)	(500)	(2,504)
Other	(675)	(284)	(721)	(364)
Total general and administrative expenses	(15,083)	(30,878)	(19,240)	(39,541)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(45,378)	(27,523)	(45,769)	(27,523)
Other	(52)	1,681	(99)	(2,401)
Total other income/(expenses), net	(45,430)	(25,842)	(45,868)	(29,924)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24. Financial income (expenses)

	Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Financial income
Income from financial investments	5,158	6,414	5,181	6,488
Derivative transactions (Note 20.i.b)	-	20	-	20
Financial income on loans (Note 21.i)	2,731	2,289	2,867	2,289
Other financial income	495	209	686	284
Total financial income	8,384	8,932	8,734	9,081

Financial expenses
Interest on funding, net of capitalization (Note 12)	(23,277)	(37,969)	(19,755)	(35,529)
Amortization of transaction cost	(3,194)	(1,765)	(3,194)	(1,765)
Banking expenses	(2,736)	(3,277)	(2,912)	(3,620)
Offered discount and other financial expenses	(3,580)	(6,229)	(3,301)	(7,199)
Total financial expenses	(32,787)	(49,240)	(29,162)	(48,113)

25. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the periods ended June 30, 2019 and 2018, related to the compensation of the Company’s Management and Fiscal Council members are as follows:

	Management compensation
Period ended June 30, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	9	3	3
Annual fixed compensation (in R$)
Salary / Fees	256	384	19
Direct and indirect benefits	-	42	-
Others (INSS)	64	6	5
Monthly compensation (in R$)	53	72	6
Total compensation	320	431	25
Profit sharing(Note 25.iii)	-	-	-
Total compensation and profit sharing	320	431	25

	Management compensation
Period ended June 30, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	7	6	3
Annual fixed compensation (in R$)
Salary / Fees	824	2.130	111
Direct and indirect benefits	-	113	-
Others (INSS)	165	426	22
Monthly compensation (in R$)	165	445	22
Total compensation	989	2.669	134
Profit sharing (Note 25 (iii))	-	534	-
Total compensation and profit sharing	989	3.203	134

There is no amount related to the option grant to the management members of the Company in the period ended June 30, 2019 (R$1,023 in 2018).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees --Continued

(i)    Management compensation --Continued

The maximum aggregate compensation of the Company’s management members for the year 2019 was established at R$7,782 (R$23,599 in 2018), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30,2019.

(ii)   Sales transactions

In the period ended June 30, 2019 and the year ended December 31, 2018, no transaction of sale of units to the current Management was carried out.

(iii)  Profit sharing

In the period ended June 30, 2019, the Company recorded an expense for profit sharing amounting to R$500 in the Company’s and Consolidated statements (R$2,504 in 2018) in the account “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	06/30/2019	06/30/2018

Executive officers (Note 25.i)	-	534
Other employees	500	1,970
Total profit sharing	500	2,504

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 25 to the financial statements as of December 31, 2018.

26. Insurance

The liabilities covered by insurance and the respective amounts as of June 30, 2019 are as follows:

Insurance type	Coverage – R$
Engineering risks and completion bond	667,847
Civil liability (Directors and Officers – D&O)	153,288
821,135

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 26 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27. Earnings and loss per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the periods ended June 30, 2019 and 2018, shares with dilutive potential are not considered, because the impact would be antidilutive.

	06/30/2019	06/30/2018
Basic numerator
Undistributed loss from continued operations	(59,078)	(78,475)
Undistributed profit from discontinued operations	-	-
Undistributed loss, available for the holders of common shares	(59,078)	(78,475)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	44,442	40,826

Basic earnings (loss) per share in Reais
From continued operations	(1,329)	(1,922)
From discontinued operations	-	-

Diluted numerator
Undistributed loss from continued operations	(59,078)	(78,475)
Undistributed profit from discontinued operations	-	-
Undistributed loss, available for the holders of common shares	(59,078)	(78,475)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	44,442	40,826
Stock options	447	643
Anti-dilution effect	(447)	(643)
Diluted weighted average number of shares	39,418	40,826

Diluted earnings (loss) per share in Reais
From continued operations	(1,329)	(1,922)
From discontinued operations	-	-

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 27 to the financial statements as of December 31, 2018.

28. Segment information

The reports used for making decisions are the consolidated quarterly information and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the periods ended June 30, 2019 and 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real estate units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures under construction as of June 30, 2019:

Consolidated
06/30/2019

Unappropriated sales revenue of units sold	502,254
Unappropriated estimated cost of units sold	(310,868)
Unappropriated estimated cost of units in inventory	(150,679)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,314,074
Appropriated sales revenue:
Appropriated revenue	828,012
Cancelled contracts – reversed revenue	(53,253)
(b) Net appropriated sales revenue	811,820
Unappropriated sales revenue (a+b) (a)	502,254

(ii) Income from damages for cancelled contracts	1,723

(iii) Unappropriated sales revenue of contracts not eligible to revenue recognition	35,022

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in appropriated revenues	105,421
Adjustments in trade accounts receivable	68,131
Income from damages for cancelled contracts	(14,916)
Liabilities – return due to cancelled contracts	22,374

(v) Unappropriated estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(821,117)
Incurred cost of units:
Construction cost	(538,196)
Cancelled contracts – construction costs	27,947
(b) Net incurred cost	(510,249)
Cost to be incurred of units sold (a+b) (b)	(310,868)

(iii) Unappropriated estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(488,150)
Incurred cost of units (Note 6)	337,471
Unappropriated estimated cost	(150,679)

(a)    The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)    The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

       As of June 30, 2019, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 28.7% (25.1% in 2018).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Additional Information on the Statement of Cash Flows

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Capital contribution (reduction)	-	390	-	390
Capitalized financial charges (Note 12)	(11,842)	(4,618)	(17,057)	(16,643)
Physical barter – Land (Note 17)	(11,697)	(259)	(13,983)	26,009
	(23,539)	(4,487)	(31,040)	9,756

(ii) Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 12/31/2018	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 06/30/2019

Loans, financing and debentures (Notes 12 and 13)	(826,264)	(19,706)	4,363	113,063	(486)	(729,030)
Loans (Note 21.1)	12,958	-	-	(1,546)	10,902	22,314
Paid-in capital (Note 18.1)	(2,521,319)	(132,265)	-	-	-	(2,653,584)
Capital reserve	(250,599)	-	-	-	-	(250,599)
	(3,585,224)	(151,971)	4,363	111,517	10,416	(3,610,899)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 12/31/2018	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 06/30/2019

Loans, financing and debentures (Notes 12 and 13)	(889,412)	(25,775)	6,110	141,448	(3,086)	(770,715)
Loans (Note 21.1)	12,958	-	-	(1,546)	10,902	22,314
Paid-in capital (Note 18.1)	(2,521,319)	(132,265)	-	-	-	(2,653,584)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	(250,599)
	(3,648,372)	(158,040)	6,110	139,902	7,816	(3,652,584)

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	06/30/2019
	Common shares

Shareholder	Shares	%

Outstanding shares	44,549,793	62.72%
Planner Redwood Asset Management S.A.	19,521,483	27.48%
Brazilian Multimarket Investments LCC	3,629,058	5.11%
Treasury shares	3,331,542	4.69%

Total shares	71,031,876	100.00%

	06/30/2018
	Common shares

Shareholder	Shares	%

Outstanding shares	23,260,452	51.97%
GWI Asset Management S.A.	9,060,746	20.24%
Wishbone Management, LP	6,985,972	15.61%
River and Mercantille Management, LLP	4,517,968	10.09%
Treasury shares	932,776	2.08%

Total shares	44,757,914	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	06/30/2019
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	23,150,541	32.59%
Board of Directors	10,018	0.01%
Executive directors	0	0.00%

Executive control, board members, officers and fiscal council	23,160,559	32,61%

Treasury shares	3,331,542	4.69%
Outstanding shares in the market (*)	44,539,775	62.70%

Total shares	71,031,876	100.00%

	06/30/2018
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	20,564,686	45.95%
Board of Directors	18,060	0.04%
Executive directors	150,622	0.34%

Executive control, board members, officers and fiscal council	20,733,368	46.32%

Treasury shares	932,776	2.08%
Outstanding shares in the market (*)	23,091,770	51.59%

Total shares	44,757,914	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, the rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by The Brazilian Securities and Exchange Commission (CVM) as well as the other rules that apply to the operations of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulations of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

REVIEW REPORT ON INTERIM FINANCIAL INFORMATION (ITR)

To Shareholders and Management of Gafisa S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2019, which comprises the statement of financial position as of June 30, 2019, and the respective statements of profit or loss, comprehensive income, changes in equity, and cash flows for the quarter then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting, and of the consolidated interim financial information in accordance with such pronouncement and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), as well as the presentation of such information according to the rules issued by CVM, applicable to the preparation of Quarterly Information (ITR).  Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Conclusion from the individual interim financial information

Based on our review, we are not aware of any fact that makes us believe that the individual interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), as well as the presentation of such information according to the rules issued by CVM, applicable to the preparation of Quarterly Information (ITR).

Conclusion from the consolidated interim financial information

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with the Technical Pronouncement CPC 21– Interim Financial Reporting (R1) and IAS 34 – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), as well as the presentation of such information according to the rules issued by CVM, applicable to the preparation of Quarterly Information (ITR).

Emphasis of matter

As described in Note 2.1, the individual (Company) interim financial information, contained in the Quarterly Information (ITR), was prepared in accordance with the Technical Pronouncement CPC 21– Interim Financial Reporting (R1), and the consolidated interim financial information, contained in the Quarterly Information (ITR), was prepared in accordance with such pronouncement and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM). Accordingly, the determination of the accounting policy adopted by the entity, on recognition of revenue from purchase and sale of real estate unit not completed, on aspects related to transfer of control, follows the Company’s Management understanding of the application of CPC 47, aligned with that issued by CVM in the Circular Letter/CVM/SNC/SEP 02/2018. Our conclusion does not contain exception in relation to this matter.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Other matters

Review of the amounts corresponding to the quarters ended June 30, 2018 and March 31, 2019 and audit of the year ended December 31, 2018

The corresponding amounts related to the individual and consolidated statements of financial position as of June 30, 2018 and March 31, 2019, were reviewed by other independent auditors, who issued reports dated August 9, 2018 and May 14, 2019, respectively, without modification.

The corresponding amounts related to the individual and consolidated statements of financial position as of December 31, 2018, were audited by other independent auditors, who issued a report dated March 28, 2019, without modification.

In view of the adjustments related to the recognition of the allowance for cancelled contracts at the time of the adoption of Circular Letter/CVM/SNC/SEP/ 02/2018, which provides for the recognition of revenue from contracts for purchase and sale of real estate units not yet completed in the Brazilian publicly-held companies of the real estate development sector, adopted by the Company retrospectively, as described in Note 2.2 to the interim financial information, there was modification in certain balances of the individual and consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the quarter ended June 30, 2018, presented for comparison purposes.

The amounts corresponding to the individual and consolidated Statements of Value Added (DVA) for the quarter ended June 30, 2018, originally prepared before the adjustments described in Note 2.2, were submitted to the same review procedures adopted by those independent auditors, and, based on their review, they had not been aware of any fact that made them believe that the DVA had not been prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

As part of our review of the interim financial information for the quarter ended June 30, 2019, we have also reviewed the adjustments described in Note 2.2 to the interim financial information, and we are not aware of any fact that makes us believe that such adjustments have not been appropriately made, in all material respects. We have not been engaged to audit, review, or apply any other procedure on the individual and consolidated interim financial information of Gafisa S.A., contained in the Quarterly Information (ITR), related to the quarter ended June 30, 2018, and, accordingly, we do not express any opinion, or any other assurance about such interim financial information taken as a whole.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Statements of value added

The individual and consolidated quarterly financial information, related to the individual and consolidated statements of value added (DVA), for the quarter ended June 30, 2019, prepared under the responsibility of the Company’s management, and presented as supplementary information for IAS 34 purposes, was submitted to review procedures performed in conjunction with the review of the Quarterly Information (ITR) of the Company. To arrive at a conclusion, we evaluate whether such statements are reconciled with the interim financial information and accounting records, as applicable, and whether their formats and contents are in accordance with the criteria established by the Technical Pronouncement CPC 09 – Statement of Value Added. Based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 14, 2019.

Mário Vieira Lopes
Accountant - CRC-RJ-060.611/O-0

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Reports and statements / Management statement of interim financial information

Management statement of interim financial information

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued on December 7, 2009 that:

i)     Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2019; and

ii)    Management has reviewed and agreed with the interim information for the period ended June 30, 2019.

São Paulo, August 14, 2019.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 06/30/2019

Reports and Statements / Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued in December 7, 2009 that:

i)     Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2019; and

ii)    Management has reviewed and agreed with the interim information for the period ended June 30, 2019.

São Paulo, August 14, 2019.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 3, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer